As filed with the Securities and Exchange Commission on October 29, 1997
                                                      Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------

                            PINNACLE SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

        California                        280 North Bernardo Ave.                94-3003809
(State or other jurisdiction          Mountain View, California 94043           (IRS Employer
of  incorporation  or  organization)          (650) 237-1600                Identification Number)
                                      (Address, including zip code, and
                                   telephone number, including area code, of
                                   Registrant's principal executive offices)

                               ARTHUR D. CHADWICK
                  Vice President, Finance and Administration,
                     Chief Financial Officer and Secretary
                             PINNACLE SYSTEMS, INC.
                            280 North Bernardo Ave.
                        Mountain View, California 94043
                                 (650) 237-1600
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                   Copies to:
      ROBERT P. LATTA, ESQ.                          BROOKS STOUGH, ESQ.
      CHRIS F. FENNELL, ESQ.                         DAVID T. YOUNG, ESQ.
Wilson Sonsini Goodrich & Rosati             Gunderson Dettmer Stough Villeneuve
     Professional Corporation                     Franklin & Hachigian, LLP
        650 Page Mill Road                          155 Constitution Drive
   Palo Alto, California 94304                   Menlo Park, California 94025
          (650) 493-9300                                (650) 321-2400

                                ----------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                               ----------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please  check  the  following   box.  [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                                       Proposed
                                                        Maximum        Proposed
                                           Amount      Offering         Maximum
        Title of Each Class of             to be       Price Per       Aggregate           Amount of
     Securities to be Registered         Registered    Share(1)    Offering Price(1)   Registration Fee(1)
----------------------------------------------------------------------------------------------------------
Common Stock, no par value per share    2,645,000(2)    $28.25        $74,721,250           $22,643
==========================================================================================================

(1) Estimated   solely   for   the  purpose  of  computing  the  amount  of  the
    registration fee. The estimate is made pursuant to Rule 457 of the Securities Act of 1933, as amended.

(2) Includes Preferred Share Purchase Rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the Common Stock.

                               ----------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


PROSPECTUS

                                2,300,000 Shares

[GRAPHIC OMITTED]

                                 Common Stock

     Of the 2,300,000 shares of Common Stock offered hereby, 2,000,000 are being sold by Pinnacle Systems, Inc. ("Pinnacle" or the "Company") and 300,000 are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol PCLE. On October 28, 1997, the last reported sale price for the Common Stock was $28.25 per share. See "Price Range of Common Stock."

                                 ------------

            The shares offered hereby involve a high degree of risk.
                    See "Risk Factors" commencing on page 5.

                                 ------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                    Price to   Underwriting   Proceeds to   Proceeds to Selling
                     Public    Discount (1)   Company (2)      Shareholders
--------------------------------------------------------------------------------
Per Share  ......    $         $              $                $
--------------------------------------------------------------------------------
Total (3)  ......    $         $              $                $
================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2)  Before deducting expenses payable by the Company estimated at $450,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 345,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, and Proceeds to Company will be $______ , $______ and $______, respectively. See "Underwriting."

                                  ------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made available for delivery on or about ______, 1997, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
                       PIPER JAFFRAY INC.
                                                    VOLPE BROWN WHELAN & COMPANY

______, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, Judiciary Plaza, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20002.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended ("the Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference in this
Prospectus:  (i) Annual  Report on Form 10-K for the year  ended June 30,  1997;
(ii) the Current Report on Form 8-K filed on September 12, 1997 and amended on October 28, 1997; (iii) Quarterly Report on Form 10-Q for the quarter ended September 26, 1997; (iv) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed under the Exchange Act with the Commission and which became effective on September 8, 1994; and (v) the description of the Company's Preferred Share Purchase Rights contained in its Registration Statement on Form 8-A under the Exchange Act filed with the Commission and which became effective on February 17, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 237-1600.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  The Company

     Pinnacle Systems, Inc. ("Pinnacle" or the "Company") designs, manufactures, markets and supports computer-based video post-production products to serve the broadcast, desktop and consumer markets. The Company's products incorporate specialized real time video processing technologies to perform a variety of video post-production functions such as the addition of special effects, graphics and titles to multiple streams of live or recorded video material. To address the broadcast market, the Company offers high performance, specialized Windows NT-based solutions for high-end, post-production and broadcast on-air applications. For the desktop market, the Company provides real time video manipulation tools to support both linear, or tape-based, and non-linear, or computer-based, editing environments. To address the consumer market, the Company offers low cost, easy to use video editing solutions that allow consumers to edit their home videos using a personal computer, camcorder and VCR.

     Historically, the video production industry has focused on providing program material for broadcast television and advertising using expensive, dedicated video production equipment linked together in a complex system to form a video "editing suite." Recently, new and expanding channels of video content distribution, including cable television, direct satellite broadcast, video rentals, the Internet, CD-ROM, DVD and video-on-demand, have led to a rapid increase in demand for video content for a wide variety of additional applications that require less expensive and easier to use editing approaches. In response to this demand, computer-based video solutions combining personal computers with specialized video processing technology have emerged to provide video quality comparable to that of traditional editing suites at significantly lower cost. As a result, computer-based video solutions are increasingly replacing the traditional editing suites. In addition, the popularity of camcorders, VCRs and personal computers has fueled the growth of an emerging consumer market for low cost video production products.

     Pinnacle's goal is to become the leading supplier of computer-based video post-production products to the broadcast, desktop and consumer markets. To achieve this goal, the Company plans to expand and leverage its core technologies, establish an industry standard video processing platform, develop and expand its worldwide sales and distribution organization, and pursue opportunities to acquire complementary businesses, products and technologies.

     In its efforts to achieve its goal, the Company recently made three aquisitions. In June 1996, the Company acquired the VideoDirector product line from Gold Disk, Inc. ("Gold Disk") which allowed the Company to enter the consumer video editing market. In April 1997, the Company purchased the Deko titling systems product line and technology from Digital GraphiX, Inc. ("Digital Graphix") which provided the Company with powerful Windows NT-based text and graphics tools for the broadcast market. Finally, in August 1997, the Company acquired the Digital Video Group (the "Miro Acquisition") from miro Computer Products AG ("Miro") and began selling the miroVideo product line. The Miro Acquisition expanded the scope of the Company's products to encompass certain COmpression/DECompression ("CODEC") technology required to control and transfer video into and out of the computer ("video capture").

     The Company is organized into separate business groups to serve the broadcast, desktop and consumer markets. The Company believes this organizational structure enables it to effectively address the different product requirements, more rapidly implement its core technologies, more effectively manage distribution channels and anticipate and respond to changes in each of these markets. By focusing on computer-based video solutions and offering products targeted specifically for the broadcast, desktop and consumer markets, the Company believes that it is well-positioned to grow and capitalize on changes in the video production industry.

     The Company was incorporated in California in 1986 and maintains its executive offices at 280 North Bernardo Avenue, Mountain View, California 94043. Its telephone number is (650) 237-1600. "Pinnacle Systems" and "VideoDirector" are registered trademarks of the Company and the Company believes that all of its product names, other than Alladin, are trademarks of the Company. This Prospectus also includes names and marks of companies other than the Company.

                                  The Offering
Common Stock offered by the Company   ............... 2,000,000 shares
Common Stock offered by the Selling Shareholders  ...   300,000 shares
Common Stock to be outstanding after the offering     9,580,152 shares (1)
Use of proceeds  .................................... For working capital and other general corporate purposes
Nasdaq National Market symbol   ..................... PCLE

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)
                                                                                                     Three Months Ended
                                                           Fiscal Year Ended June 30,                  September 30,
                                               --------------------------------------------------- ----------------------
                                                 1993     1994      1995      1996        1997       1996        1997
                                               -------- --------- --------- --------- ------------ --------- ------------
Consolidated Statement of
 Operations Data:
   Net sales    ..............................$7,331   $10,230    $22,193   $46,151   $  37,482    $11,443   $  16,514
   Gross profit    ........................... 3,515     5,173     10,902    22,297      13,485      5,447       8,778
   Operating income (loss) (2)    ............  (532)     (474)     2,069     2,073     (15,357)       207     (16,746)
   Net income (loss) (2)    ..................  (816)     (566)     2,240     3,684     (14,935)       612     (16,347)
   Net income (loss) per share (2)(3)   ......          $(0.21)   $  0.44   $  0.48   $   (2.02)   $  0.08   $   (2.21)
   Shares used to compute net
    income (loss) per share (3)   ............           2,745      5,110     7,689       7,402      7,823       7,402

                                              September 30, 1997
                                        -------------------------------
                                           Actual       As Adjusted (4)
                                        ------------   ----------------
Consolidated Balance Sheet Data:
   Working capital   ..................  $  42,308        $  95,251
   Total assets (5)  ..................     80,717          133,660
   Retained earnings (deficit)   ......    (28,952)         (28,952)
   Shareholders' equity    ............     51,446          104,389

--------------------

(1) Based upon shares of Common Stock outstanding as of September 30, 1997. Excludes (i) 2,006,984 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1997, (ii) 851,717 shares of Common Stock reserved for future issuance under the Company's stock plans and
     (iii) any shares that may be issued in connection with the earnout provisions of the Miro Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.

(2) Includes costs associated with acquisitions of approximately $4.0 million, $5.2 million and $17.4 million for the fiscal years ended June 30, 1996 and 1997 and the three months ended September 30, 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3)  See Notes 1 and 6 of Notes to Consolidated Financial Statements.

(4) Adjusted to give effect to the receipt of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.25 per share. See "Capitalization."

(5) Subsequent to September 30, 1997, the Company's total assets were reduced by $15.2 million in connection with the payment of the cash consideration associated with the Miro Acquisition.

                              --------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in the Prospectus. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this Prospectus before purchasing the shares of Common Stock offered hereby.

     Significant Fluctuations in Operating Results. The Company's quarterly and annual operating results have in the past varied significantly and are expected to vary significantly in the future as a result of a number of factors, including the timing of significant orders from and shipments to major OEM customers, in particular Avid Technology, Inc. ("Avid"), the timing and market acceptance of new products or technological advances by the Company and its competitors, the Company's success in developing, introducing and shipping new products, such as the recently announced ReelTime product, the mix of distribution channels through which the Company's products are sold, changes in pricing policies by the Company and its competitors, the accuracy of the Company's and resellers' forecasts of end user demand, the timing and amount of any inventory write downs, the ability of the Company to obtain sufficient supplies of the major subassemblies used in its products from its subcontractors, the ability of the Company and its subcontractors to obtain sufficient supplies of sole or limited source components for the Company's products, the timing and level of product returns, particularly from the consumer distribution channels, foreign currency fluctuations, costs associated with the acquisition of other companies, businesses or products, the ability of the Company to integrate acquired companies, businesses or products, such as the product line acquired from Miro, and general economic conditions, both domestically and internationally. The Company's operating expense levels are based, in part, on its expectations of future revenue and, as a result, net income would be disproportionately affected by a shortfall in net sales. For example, in the quarter ended December 31, 1996, the Company's net sales decreased significantly from the prior quarter as a result of a decline in sales across all product lines, the most significant of which was a decline in sales of desktop products to OEMs, in particular Avid. As a result of the decrease in net sales, the Company incurred a significant loss during that quarter.

     The Company also experiences significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months, especially in Europe. The Company attends a number of annual trade shows which can influence the order pattern of products, including the National Association of Broadcasters ("NAB") convention held in April, the International Broadcasters Convention ("IBC") held in September and the COMDEX exhibition held in November. Due to these factors and the potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. See "--Concentration of Sales to OEMs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Recent Acquisitions; Potential Future Acquisitions. In August 1997, the Company completed the Miro Acquisition. In addition, the Company purchased the Deko product line and technology from Digital Graphix in April 1997 and the VideoDirector product line from Gold Disk in June 1996. The integration of acquired groups and product lines is typically difficult, time consuming and subject to a number of inherent risks. The integration of product lines requires the coordination of the research and development, manufacturing, sales, marketing and service efforts between the acquired groups and the Company. Such combinations require substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the process of assimilating and managing acquisitions could cause the interruption of, or a loss of momentum in, the existing activities of the Company's business, which could have a material adverse effect on the Company. There can be no assurance that the Company will realize the anticipated benefits of any of its acquisitions. See "--No Assurance that Company Can Manage Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In the case of the Miro Acquisition, the difficulties of assimilation may be increased by the need to coordinate geographically separate organizations, integrate personnel with disparate business backgrounds and languages and combine two different corporate cultures. Because the Miro Acquisition occurred so recently, the Company has had limited experience managing the Digital Video Group. The Miro Acquisition could cause existing and potential customers of the Company to delay or cancel orders for products due to concerns and uncertainty over product integration and support. Such a delay or cancellation of orders could have a material adverse effect on the Company's business, financial condition and results of operations, particularly because of the increased fixed operating expenses that will be incurred as a result of the Miro Acquisition. In addition to the $17.4 million in acquisition related costs incurred in the quarter ended September 30, 1997, the Company expects to incur additional expenses associated with the integration of the Miro Acquisition. As a result of the foregoing, there can be no assurance that the Miro Acquisition will not have a material adverse effect on the Company's business, financial condition or results of operations.

     Future acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired companies. Future acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of debt and amortization expenses related to goodwill and other intangible assets. While there are currently no such acquisitions planned or being negotiated, Company management frequently evaluates the strategic opportunities available to it and may in the near- or long-term pursue acquisitions of complementary businesses, products or technologies.

     Risks Associated with the Consumer Market. The Company entered the consumer market with the purchase of the VideoDirector product line in June 1996 and began shipping the Company's first internally developed consumer product, the VideoDirector Studio 200, in March 1997. In addition, in August 1997 the Company acquired certain of Miro's consumer products, as well Miro's European sales organization. The Company anticipates expending considerable resources to develop, market and sell products into the consumer market. The Company has limited experience marketing and selling products through the consumer distribution channels. To be successful in this market, the Company must establish and maintain effective consumer distribution channels including distributors, electronic retail stores and telephone and Internet orders. Because the VideoDirector Studio 200 must be used with a personal computer, a camcorder and a VCR, none of which is supplied by the Company, consumer acceptance will be adversely affected to the extent end users experience difficulties installing and using the VideoDirector Studio 200 with these other electronic components. In addition, the Company faces additional or increased risks associated with inventory obsolescence and inventory returns as products sold into the consumer channel typically provide stock rotation and price protection rights to the reseller. There can be no assurance that the consumer video market will continue to develop, or that the Company can successfully compete against current and future competitors in this market. The failure of the Company to successfully develop, introduce and sell products in this market could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Resellers; Absence of Direct Sales Force; Expansion of Distribution Channels."

     Concentration of Sales to OEMs. The Company has been highly dependent on sales of its Alladin and Genie products to OEMs, in particular Avid. This concentration of sales subjects the Company to a number of risks, in particular the risk that its operating results will vary on a quarter-to-quarter basis as a result of variations in the ordering patterns of OEM customers. The Company's results of operations have in the past and could in the future be materially adversely affected by the failure of anticipated orders to materialize, by deferrals or cancellations of orders, or if overall OEM demand were to decline. For example, since sales to Avid began in fiscal 1996, quarterly sales to Avid have fluctuated substantially from a high of $5.6 million to a low of $1.0 million, and the Company anticipates that such fluctuations may continue. If sales to OEM customers, in particular Avid, were to decrease, the Company's business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

     Technological Change and Obsolescence; Risks Associated with Development and Introduction of New Products. The video post-production equipment industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological and market trends. The Company is critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer its customers additional features and enhanced performance at competitive prices. These products include those that the Company has recently introduced, such as the VideoDirector Studio 200 which began shipping in March 1997, and DVExtreme and Lightning, each of which began shipping in June 1997, as well as products that have not yet been commercially launched, such as ReelTime, and the products that the Company has recently acquired, such as the Miro products. Once a new product is developed, the Company must rapidly commence volume production, a process that requires accurate forecasting of customer requirements and the attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires the Company to manage the transition from older, displaced products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. For example, the introduction of DVExtreme and Lightning has resulted in a significant decline in sales of Prizm and Flashfile and a write down of inventory. The Company has experienced delays in the shipment of new products in the past, and these delays adversely affected sales of existing products and results of operations. Delays in the introduction or shipment of new or enhanced products, the inability of the Company to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could adversely affect the Company's business, financial condition and results of operations, particularly on a quarterly basis. In addition, as is typical with any new product introduction, quality and reliability problems may arise and any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and a limitation on market acceptance of the product. See "Business--Products."

     Competition. The market for the Company's products is highly competitive. The Company anticipates increased competition in each of the broadcast, desktop and consumer video production markets, particularly since the industry is undergoing a period of consolidation. Competition for the Company's broadcast products is generally based on product performance, breadth of product line, service and support, market presence and price. The Company's competitors in the broadcast market include companies with substantially greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than the Company. In addition, these competitors have established relationships with current and potential customers of the Company and some offer a wide variety of video equipment which can be bundled in certain large system sales. In the desktop market, the Company faces competition from traditional video suppliers, providers of desktop editing solutions, video software applications, and others. In addition, suppliers of video manipulation software may develop products which compete directly with those of the Company. The consumer market in which VideoDirector Studio 200 and the miroVideo products compete is an emerging market and the sources of competition are not yet well defined. There are several established video companies that are currently offering products or solutions that compete directly or indirectly with the Company's consumer products by providing some or all of the same features and video editing capabilities. In addition, the Company expects that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with the Company's consumer products. The Company expects that potential competition in this market is likely to come from existing video editing companies, software application companies, or new entrants into the market, many of which have the financial resources and marketing and technical ability to develop products for the consumer video market. Increased competition in any of these markets could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

     Dependence   on   Contract  Manufacturers  and  Single  or  Limited  Source
Suppliers. The Company relies on subcontractors to manufacture its consumer products and the major subassemblies of its broadcast and desktop products. The Company and its manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in the Company's products, including certain key integrated circuits. The Company's strategy to rely on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity, potential delays in lead times, the unavailability of certain process technologies and reduced control over delivery schedules, manufacturing yields, quality and costs. The Company and its subcontractors have in the past experienced delays in receiving adequate supplies of sole source components. In the event that any significant subcontractor or single or limited source suppliers were to become unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, the Company would have to identify and qualify acceptable replacements or redesign its products with different components. No assurance can be given that any additional sources would be available to the Company or that product redesign would be feasible on a timely basis or at acceptable costs. Also, because of the reliance on these single or limited source components, the Company may be subject to increases in component costs, which could have an adverse effect on the Company's business financial condition and results of operations. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Manufacturing and Suppliers."

     Dependence on Resellers; Absence of Direct Sales Force; Expansion of Distribution Channels. The Company distributes its products primarily through a network of dealers, OEMs, retailers and other resellers. Accordingly, the
Company is dependent upon these resellers to assist in promoting market acceptance of its products. There can be no assurance that these dealers, OEMs and retailers will devote the resources necessary to provide effective sales and marketing support to the Company. The Company's dealers and retailers are generally not contractually committed to make future purchases of the Company's products and therefore could discontinue carrying the Company's products in favor of a competitor's product or for any other reason. Because the Company sells a significant portion of its products through dealers and retailers, it is difficult to ascertain current demand for existing products and anticipated demand for newly introduced products such as DVExtreme, Lightning,
VideoDirector Studio 200 and ReelTime regardless of the level of dealer inventory for the Company's products. Moreover, initial orders for a new product may be caused by the interest of dealers in having the latest product on hand for potential future sale to end users. As a result, initial stocking orders for a new product, such as DVExtreme, Lightning, VideoDirector Studio 200 and ReelTime, may not be indicative of long-term end user demand. In addition, the Company is dependent upon the continued viability and financial stability of these dealers and retailers, some of which are small organizations with limited capital. The Company believes that its future growth and success will continue to depend in large part upon its dealer and retail channels. Accordingly, if a significant number of its dealers and/or retailers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for the Company's products, the Company's results of operations could be adversely affected.

     Recently, as the Company has increased its consumer products offerings, the Company has expanded its distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. The Company also sells its consumer products directly to some retailers. The Company's agreements with retailers and distributors generally obligate the Company to provide price protection to such retailers and distributors and, while the agreements limit the conditions under which product can be returned to the Company, there can be no assurance that the Company will not be faced with significant product returns or price protection obligations. In the event the Company experiences significant product returns or price protection obligations, the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that the distributors or retailers will continue to stock and sell the
Company's consumer products. Moreover, distribution channels for consumer retail products have been characterized by rapid change and financial difficulties of distributors. The termination of one or more of the Company's relationships with retailers or retail distributors could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that the Company successfully establishes and expands its retail distribution channels, its agreements or arrangements are unlikely to be exclusive and retailers and retail distributors are likely to carry competing products. In connection with the Miro Acquisition, the Company acquired Miro's European sales organization. There can be no assurance that the Company will successfully integrate its existing sales organization with that acquired in the Miro Acquisition or that the Company will be able to utilize and manage the Miro sales organization effectively. In addition, there can be no assurance that the dealers, OEMs, distributors and retailers who comprise the Miro distribution network will continue their relationship with the Company.

Any of the foregoing events could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Risks Associated with the Consumer Market" and "Business--Marketing, Sales and Service."

     Dependence on Key Personnel. The Company's success depends in part upon the continued service of its senior management and key technical personnel. None of the Company's senior management or key technical personnel is bound by an employment agreement or is the subject of key man life insurance. The Company's success is also dependent upon its ability to attract and retain qualified technical and managerial personnel. Significant competition exists for such personnel and there can be no assurance that the Company can retain its key technical and managerial employees or that it will be able to attract, assimilate and retain such other highly-qualified technical and managerial personnel as may be required in the future. There can be no assurance that employees will not leave the Company and subsequently compete against the Company, or that contractors will not perform services for competitors of the Company. If the Company is unable to retain key personnel, its business, financial condition and results of operations could be adversely affected.

     Dependence on Proprietary Technology. The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. In addition, the Company generally enters into confidentiality and nondisclosure agreements with its employees and OEM customers and limits access to and distribution of its proprietary technology. The Company currently holds two United States patents covering certain aspects of its technologies for digital video effects and has an application pending for a third patent. There can be no assurance that the Company's pending patent application or any future patent applications will be allowed or that issued patents will provide the Company with a competitive advantage. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights and Licenses."

     Risks of Third-Party Claims of Infringement. There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to the Company, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend the Company against claimed infringement. Any such litigation could be costly and may result in a diversion of management's attention, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determination in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the course of its business, the Company has in the past and may in the future receive communications asserting that the Company's products infringe patents or other intellectual property rights of third parties. The Company's policy is to investigate the factual basis of such communications and to negotiate licenses where appropriate. There can be no assurance that such communications can be settled on commercially reasonable terms or that they will not result in protracted and costly litigation. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its products, or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

     International Sales Risks. Sales of the Company's products outside of North America represented approximately 46.5%, 38.7% and 39.7% of the Company's net sales in fiscal 1995, 1996 and 1997, respectively and 47.6% for the three months ended September 30, 1997. The Company expects that international sales will continue to represent a significant portion of its net sales, particularly in light of the Miro Acquisition. The Company makes foreign currency denominated sales in many countries, exposing itself to risks associated with currency exchange fluctuations. Although the dollar amount of such foreign currency denominated sales was nominal during fiscal 1997, the Company will increase the amount of sales denominated in foreign currency during fiscal 1998, especially for sales of consumer products into Europe. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, generally longer receivable collection periods, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, potential insolvency of international dealers and difficulty in collecting accounts receivable. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     No Assurance that Company Can Manage Growth. The Company has in the past experienced rapid growth and may grow at a rapid pace in the future. Such growth could cause significant strain on management and other resources. The Company's ability to manage its growth effectively will require it to continue to improve and expand its management, operational and financial systems and controls. As a result of recent acquisitions, the Company has increased the number of its employees substantially, which increases the difficulty in managing the Company, particularly as employees are now geographically dispersed in North America and Europe. If the Company's management is unable to manage growth effectively, the Company's ability to retain key personnel and its business, financial condition and results of operations could be adversely affected. See "--Risks Associated with Recent Acquisitions; Potential Future Acquisitions" and "--Dependence on Key Personnel."

     Management Discretion over Proceeds of the Offering. The Company currently has no specific plan for substantially all of the proceeds of the offering. As a consequence, the Company's management will have discretion to allocate substantially all of the proceeds of the offering to uses which shareholders may not deem desirable, and there can be no assurance that the proceeds can or will be invested to yield a significant return. The Company will have significant cash and cash equivalent balances upon completion of the offering, substantially all of which will be invested in short-term, interest bearing, investment grade securities for an indefinite period of time. See "Use of Proceeds."

     Certain Charter and Bylaws Provisions Could Delay or Prevent Corporate Take-Over; Shareholder Rights Plan. Certain provisions of the Company's Articles of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. The Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. In December 1996, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan"), pursuant to which, the Board declared a dividend of one Preferred Share Purchase Right per share of Common Stock (the "Rights"). The Rights entitle holders to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $65.00 (subject to adjustment). The Rights become exercisable upon the occurrence of certain events, including the announcement of a tender offer or exchange offer for a specified percentage of the Company's Common Stock or the acquisition of a specified percentage of the Company's Common Stock by a third party. The exercise of the Rights could have the effect of delaying, deferring or preventing a change in control of the Company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. In December 1996, in connection with the adoption of the Rights Plan, the Board of Directors designated 25,000 shares of Preferred Stock as Series A Participating Preferred Stock although none of such shares have been issued. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of Common Stock. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

     Possible Volatility of Stock Price. The trading price of the Company's Common Stock has in the past been and could in the future be subject to significant fluctuations in response to quarterly variations in the Company's operating results, announcements regarding the operating results of the Company's OEM customers, announcements of technological innovations or new products by the Company, its OEM customers or competitors or other events. In the past, the Company's revenues and results of operations have been below the expectations of public market securities analysts or investors, resulting in significant fluctuations in the market  price  of  the  Company's  Common Stock. It is likely that the Company's future quarterly revenues or results of operations from time to time will not meet the expectations of such analysts or investors, which could have an adverse effect on the market price of the Company's Common Stock. Moreover, stock markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and would at a minimum divert management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities. See "Price Range of Common Stock."

     Shares Eligible for Future Sale. Upon the completion of this offering, the Company will have outstanding 9,580,152 shares of Common Stock, of which 9,435,541 shares will be freely tradable without restriction.

     The Company's executive officers and directors have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock during the 90 day period following the effective date of the Registration Statement of which this Prospectus is a part, other than the sale of up to 37,375 shares of Common Stock in the aggregate, currently held, hereafter acquired upon the exercise of options currently held by the executive officers or directors, or hereafter acquired by such individuals under the Company's 1994 Employee Stock Purchase Plan.
Thereafter, all shares can be sold in the public market subject in certain instances to volume and other restrictions of Rule 144 under the Securities Act. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Hambrecht & Quist LLC. In addition, upon completion of this offering, there will be outstanding options to purchase a total of approximately 2,006,984 shares of the Company's Common Stock under the Company's stock option plans. Sales of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. The Company has agreed, subject to certain exceptions in the Underwriting Agreement, that without the prior written consent of Hambrecht & Quist LLC, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with the Company's Common Stock or other equity securities for a period of 90 days after the first date that any shares of Common Stock are released for sale in the offering. See "Underwriting."


                          FORWARD LOOKING INFORMATION

     This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth above. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and the Quarterly Report on 10-Q for the period ended September 26, 1997, incorporated herein by reference. In connection with forward-looking statements which appear or are incorporated by reference herein, prospective purchasers of the Common Stock offered hereby should carefully consider the factors set forth in this Prospectus under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.25 per share are estimated to be $52,942,500 ($62,152,706 if the Underwriters' over-allotment option is exercised in full). Although the Company currently has no specific plan for substantially all of the net proceeds of the offering, the Company believes that the availability of substantial financial resources is important to the Company's ability to compete. The principal reasons for the offering are to improve the Company's financial position and to provide the Company with additional financial flexibility to take advantage of business opportunities as they may arise, particularly after using approximately $24.8 million in cash in connection with acquisitions in the past two years. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes, including the financing of accounts receivable and inventories. The amounts actually expended for such purposes will vary significantly depending on a number of factors, including future sales growth, the amount of cash flow from operations and the timing of new product introductions. The Company may use a portion of such net proceeds for strategic acquisitions of other businesses, products and technologies that are complementary to those of the Company, although no such acquisitions are planned or being negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds will be invested in short-term, interest bearing, investment grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol PCLE. The following table sets forth, for the fiscal periods indicated, the range of high and low sale prices per share of the Common Stock as reported by the Nasdaq National Market.

                                                                  High          Low
                                                               -----------   ----------
       Fiscal Year Ended June 30, 1996
          First Quarter    .................................    $  33.500     $  22.250
          Second Quarter   .................................       35.500        23.000
          Third Quarter    .................................       25.500        14.500
          Fourth Quarter   .................................       29.500        16.500
       Fiscal Year Ended June 30, 1997
          First Quarter    .................................       21.250         9.250
          Second Quarter   .................................       13.875         8.875
          Third Quarter    .................................       15.250         9.250
          Fourth Quarter   .................................       19.000        12.500
       Fiscal Year Ending June 30, 1998
          First Quarter    .................................       31.750        17.125
          Second Quarter (through October 28, 1997)   ......       33.500        23.813

     On October 28, 1997, the reported last sale price of the Common Stock on the Nasdaq National Market was $28.25 per share. As of September 30, 1997, there were approximately 73 stockholders of record of the Common Stock.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock. The Company currently expects that it will retain its future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table sets forth the actual capitalization of the Company at September 30, 1997 and as adjusted to give effect to the receipt of the net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.25 per share. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                                            September 30, 1997
                                                                       ----------------------------
                                                                                           As
                                                                          Actual        Adjusted
                                                                       ------------   -------------
                                                                   (in thousands except share amounts)
Long-term debt   ...................................................    $     475      $      475
                                                                        ---------      ----------
Shareholders' equity:
   Preferred Stock, no par value; 5,000,000 shares authorized, none
    issued and outstanding   .......................................           --              --
   Common Stock, no par value; 15,000,000 shares authorized,
    7,580,152 shares issued and outstanding; 9,580,152 shares issued
    and outstanding as adjusted (1)   ..............................       80,342         133,285
   Foreign currency translation    .................................           56              56
   Retained earnings (deficit)  ....................................      (28,952)        (28,952)
                                                                        ---------      ----------
      Total shareholders' equity   .................................       51,446         104,389
                                                                        ---------      ----------
       Total capitalization  .......................................    $  51,921      $  104,864
                                                                        =========      ==========

---------------------
(1) Excludes (i) 2,006,984 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1997, (ii) 851,717 shares of Common Stock reserved for future issuance under the Company's stock plans and (iii) any shares that may be issued in connection with the earnout provisions of the Miro Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The  following  selected  consolidated  financial  data  should  be read in conjunction  with  the  Consolidated  Financial Statements and the Notes thereto included  elsewhere  herein.  The  consolidated statement of operations data for the  fiscal  years  ended  June  30,  1995,  1996  and 1997 and the consolidated balance  sheet  data  as  of  June  30,  1996  and  1997  are  derived  from the consolidated  financial  statements  of  the Company, which financial statements have  been  audited  by  KPMG  Peat  Marwick  LLP,  independent certified public accountants,  and  are  included  elsewhere in this Prospectus. The consolidated statement  of  operations data for the fiscal years ended June 30, 1993 and 1994 and  the  consolidated balance sheet data as of June 30, 1993, 1994 and 1995 are derived  from  financial  statements of the Company audited by KPMG Peat Marwick
LLP  that  are  not  included herein. The balance sheet data as of September 30,
1997  and  the statement of operations data for the three months ended September
30,  1996  and 1997 are derived from unaudited financial statements incorporated
by   reference   herein.   The   unaudited   financial  statements  include  all
adjustments,  consisting only of normal recurring adjustments, which the Company considers  necessary  for  a  fair  presentation  of  its financial position and results  of operations for these periods. Operating results for the three months ended  September 30, 1997 are not necessarily indicative of the results that may be  expected  for the fiscal year ending June 30, 1998. The data presented below should  be  read  in  conjunction  with  the  Consolidated Financial Statements, related  Notes  and  other  financial  information  included  elsewhere  in this
Prospectus and incorporated herein by reference.
                                                                                                           Three Months
                                                                                                              Ended
                                                        Fiscal Year Ended June 30,                        September 30,
                                      --------------------------------------------------------------- ----------------------
                                          1993           1994         1995       1996        1997       1996        1997
                                      ------------- -------------- ---------- ---------- ------------ --------- ------------
                                                              (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
 Net sales   ........................  $ 7,331       $ 10,230      $ 22,193   $46,151    $  37,482    $11,443   $  16,514
 Cost of sales  .....................    3,816          5,057       11,291     23,854       23,997     5,996        7,736
                                       --------      ---------     --------   --------   ----------   -------   ----------
 Gross profit   .....................    3,515          5,173       10,902     22,297       13,485     5,447        8,778
                                       --------      ---------     --------   --------   ----------   -------   ----------
 Operating expenses:
   Engineering and product
    development .....................    1,447          1,806        2,405      5,140        7,579     1,782        2,072
   Sales and marketing   ............    2,054          3,274        5,340      8,907       12,667     2,694        5,221
   General and administrative  ......      546            567        1,088      2,186        3,702       764        1,271
   In process research and
    development    ..................        -              -            -      3,991        4,894         -       16,960
                                       --------      ---------     --------   --------   ----------   -------   ----------
    Total operating expenses   ......    4,047          5,647        8,833     20,224       28,842     5,240       25,524
                                       --------      ---------     --------   --------   ----------   -------   ----------
 Operating income (loss)    .........     (532)          (474)       2,069      2,073      (15,357)      207      (16,746)
 Interest income, net    ............     (282)           (90)         738      3,345        2,867       763          552
                                       --------      ---------     --------   --------   ----------   -------   ----------
 Income (loss) before income taxes        (814)          (564)       2,807      5,418      (12,490)      970      (16,194)
 Income tax benefit (expense)  ......       (2)            (2)        (567)    (1,734)      (2,445)     (358)        (153)
                                       --------      ---------     --------   --------   ----------   -------   ----------
 Net income (loss)    ...............  $  (816)      $   (566)     $ 2,240    $ 3,684    $ (14,935)   $  612    $ (16,347)
                                       ========      =========     ========   ========   ==========   =======   ==========
 Net income (loss) per share (1)  ...                $  (0.21)     $  0.44    $  0.48    $   (2.02)   $ 0.08    $   (2.21)
                                                     =========     ========   ========   ==========   =======   ==========
 Shares used to compute net income
   (loss) per share (1)  ............                   2,745        5,110      7,689        7,402     7,823        7,402

                                                               June 30,                              September 30,
                                      ----------------------------------------------------------  ------------------
                                         1993        1994        1995       1996        1997           1997 (2)
                                      ----------- ----------- ---------- ---------- ------------  ------------------
                                                            (in thousands)
Consolidated Balance Sheet Data:
 Working capital   .................. $    275    $  2,647   $ 26,588    $ 72,337   $  57,662        $ 42,308
 Total assets   .....................    3,731       5,904     32,724      84,561      70,007          80,717
 Long-term debt    ..................        -           -          -           -         475             475
 Retained earnings (deficit)   ......   (3,028)     (3,594)    (1,354)      2,330     (12,605)        (28,952)
 Shareholders' equity    ............      677       3,125     27,743      80,198      62,711          51,446

------------
(1) See Notes 1 and 6 of Notes to Consolidated Financial Statements.

(2) Subsequent to September 30, 1997, the Company's total assets were reduced by $15.2 million in connection with the payment of the cash consideration associated with the Miro Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

Overview

     The Company designs, manufactures, markets and supports computer-based video post-production products to serve the broadcast, desktop and consumer markets. The Company's products incorporate specialized real time video processing technologies to perform a variety of video post-production functions such as the addition of special effects, graphics and titles to multiple streams of live or recorded video material. The Company's strategy is to leverage its existing market and technological position to continue to provide innovative, real time, computer-based solutions to the broadcast, desktop and consumer video post-production markets.

  Broadcast Market

     The broadcast market generally requires very high technical performance such as real time 10-bit processing, control of multiple channels of live video and specialized filtering and interpolation. From the Company's inception in 1986 until 1994, substantially all of the Company's revenues were derived from the sale of products into the broadcast market. The primary broadcast products sold during fiscal 1997 were the Prizm and Flashfile family of products. In June 1997, the Company commenced shipment of DVExtreme and Lightning, two new Windows NT-based products designed to serve the broadcast market. The introduction of DVExtreme and Lightning has resulted in a significant decline in sales of Prizm and Flashfile. The broadcast market accounted for approximately 25.4%, 26.1% and 43.3% of net sales in the years ended June 30, 1997, 1996 and 1995, respectively, and for approximately 31.0% and 18.8% of net sales in the three month periods ended September 30, 1997 and 1996, respectively.

  Desktop Market

     The Company's desktop products are designed to provide high quality real time video manipulation capabilities for computer-based video post-production systems at significantly lower price points than broadcast products. The Company's first desktop product, Alladin, commenced shipment in June 1994. The Company further expanded the desktop product line with the introduction of Genie in June 1996. The desktop market accounted for approximately 59.8%, 73.5% and 56.7% of net sales in the fiscal years ending June 30, 1997, 1996 and 1995, respectively and for approximately 34.0% and 73.2% of net sales in the three month periods ended September 30, 1997 and 1996, respectively.

  Consumer Market

     The Company's consumer products provide video editing solutions which allow consumers to edit their home videos using a personal computer, camcorder and VCR. The Company's consumer products are sold at significantly lower price points than the Company's desktop products and are sold as software packages or as computer add-on products. The Company entered the consumer video editing market by acquiring the VideoDirector product line from Gold Disk in June 1996, and commenced shipment of its first internally developed consumer editing product, the VideoDirector Studio 200, in March 1997. Additionally, in August 1997 the Company completed the Miro Acquisition and began selling the miroVideo product line. The consumer market accounted for approximately 14.8% and 0.4% of net sales in the fiscal years ending June 30, 1997 and 1996, respectively and for approximately 35.0% and 8.0% of net sales in the three month periods ended September 30, 1997 and 1996, respectively.

  Expanding Product Line

     In April 1997, the Company purchased the Deko titling systems product line and technology from Digital Graphix. Deko, in conjunction with DVExtreme and Lightning, furthers the Company's strategy of offering an interconnected family of Windows NT-based video production systems for the broadcast market. The Company paid approximately $5.3 million in cash and assumed liabilities of approximately $978,000 for the purchase of the Deko products, technology and assets. The Company recorded an in process research and development charge of approximately $4.9 million and incurred approximately $315,000 in expenses related to the integration of the Deko product line into the Company.

     To further the Company's strategy of providing an expanded line of easy to use computer-based video production products, in August 1997 the Company acquired the Digital Video Group from Miro. The Company paid approximately $15.2 million in cash, issued 203,565 shares of Common Stock valued at $4.4 million and assumed liabilities of approximately $2.7 million. The Company anticipates that it will incur additional costs in connection with the integration of the Digital Video Group. In addition, as a result of the Miro Acquisition the Company will incur increased fixed operating expenses. The Company charged approximately $17.0 million of the purchase price as in process research and development and $465,000 as other non-recurring costs in the quarter ended September 30, 1997. The terms of the acquisition also include an earnout provision in which Miro will receive additional consideration equal to 50.0% of sales generated in excess of $37.0 million during the first twelve full months following the acquisition as long as operating profits related to such sales exceed 3% of sales, increasing to 85.0% of sales for those sales which exceed $59.0 million during the same twelve month period. Any earnout payments will be paid in Common Stock of the Company.

     The Company distributes and sells its products to end users through the combination of independent domestic and international dealers, retail distributors, OEMs, retailers and, to a lesser extent, a direct sales force. Sales to dealers, distributors and OEMs are at a discount to the published list prices. Generally, products sold to OEMs are integrated into systems sold by the OEMs to their customers. The amount of discount, and consequently the Company's gross profit, varies depending on the product and the channel of distribution through which it is sold, the volume of product purchased and other factors.

Results of Operations

     The following table sets forth, for the periods indicated, certain consolidated statement of operations data as a percentage of net sales:

                                                             Percentage of Net Sales
                                           -----------------------------------------------------------
                                                                                     Three Months
                                                                                        Ended
                                               Fiscal Year Ended June 30,           September 30,
                                           ----------------------------------   ----------------------
                                             1995       1996         1997         1996        1997
                                           --------   --------   ------------   --------   -----------
 Net sales  .............................. 100.0%     100.0%        100.0%      100.0%        100.0%
 Cost of sales    ........................  50.9       51.7          64.0        52.4          46.8
                                           ------     ------      ---------     ------     ----------
 Gross profit  ...........................  49.1       48.3          36.0        47.6          53.2
 Operating expenses:
  Engineering and product development  ...  10.8       11.1          20.2        15.6          12.6
  Sales and marketing   ..................  24.1       19.3          33.8        23.5          31.6
  General and administrative  ............   4.9        4.7           9.9         6.7           7.7
  In process research and development  ...    --        8.7          13.1          --         102.7
                                           ------     ------      ---------     ------     ----------
    Total operating expenses  ............  39.8       43.8          77.0        45.8         154.6
                                           ------     ------      ---------     ------     ----------
 Operating income (loss)   ...............   9.3        4.5         (41.0)        1.8        (101.4)
 Interest income, net   ..................   3.3        7.2           7.7         6.7           3.3
                                           ------     ------      ---------     ------     ----------
 Income (loss) before income taxes  ......  12.6       11.7         (33.3)        8.5         (98.1)
 Income tax benefit (expense)    .........  (2.6)      (3.8)         (6.5)       (3.1)         (0.9)
                                           ------     ------      ---------     ------     ----------
 Net income (loss)   .....................  10.0%       7.9%        (39.8)%       5.4%        (99.0)%
                                           ======     ======      =========     ======     ==========

Comparison of Three Months Ended September 30, 1997 and 1996

     Net Sales. The Company's net sales increased by 44.3% to $16.5 million in the three month period ended September 30, 1997 from $11.4 million in the three month period ended September 30, 1996. The increase was attributable to an increase in sales of both consumer and broadcast products partially offset by a decrease in sales of desktop products. The increase in consumer sales resulted from sales in the last month of the quarter of products acquired in the Miro Acquisition and sales of the VideoDirector Studio 200, which commenced shipment in March 1997. In addition, broadcast sales increased as a result of increasing sales of DVExtreme and Lightning, which were first shipped in June 1997, and Deko, which was acquired in April 1997. These increases were partially offset by a decrease in sales of desktop products to OEMs, in particular to Media100, Inc. ("Media100"). Sales to Avid were approximately 17.9% and 27.2% of the Company's net sales for the three month periods ended September 30, 1997 and 1996, respectively. Sales to Media100 were 1.4% and 12.8% of sales in the three month periods ended September 30, 1997, and 1996, respectively. Sales outside of North America were approximately 47.6% and 36.2% of the Company's net sales in the three month periods ended September 30, 1997 and 1996, respectively.

     Cost of Sales. Cost of sales consists primarily of costs related to the acquisition of components and subassemblies, labor and overhead associated with procurement, assembly and testing of finished products, warehousing, shipping and warranty costs. Gross profit as a percentage of net sales was 53.2% and 47.6% in the three month periods ended September 30, 1997 and 1996, respectively. The increase in the three month period ended September 30, 1997 was due primarily to an increase in sales of higher margin broadcast products, partially offset by sales of VideoDirector and VideoDirector Studio 200, lines which generally yield lower margins.

     Engineering and Product Development. Engineering and product development expenses increased by 16.3% to $2.1 million in the three month period ended September 30, 1997 from $1.8 million in the three month period ended September 30, 1996. The increase was primarily attributable to increased expenditures in connection with the continued expansion of the Company's engineering design teams, in particular the engineering design group based in Braunschweig, Germany acquired in connection with the Miro Acquisition. Engineering and product development expenses as a percentage of net sales were 12.6% and 15.6% in the three month periods ended September 30, 1997 and 1996, respectively. The Company expects to continue to allocate significant resources to engineering and product development efforts, including the Deko engineering team located in Paramus, New Jersey and the Miro engineering team located in Braunschweig, Germany.

     Sales and Marketing. Sales and marketing expenses include compensation and benefits for sales and marketing personnel, commissions paid to independent sales representatives, trade show and advertising expenses and professional fees for marketing services. Sales and marketing expenses increased by 93.8% to $5.2 million in the three month period ended September 30, 1997 from $2.7 million in the three month period ended September 30, 1996. The increase in sales and marketing expenses was primarily attributable to promotional costs for the introduction of several new broadcast and consumer products, as well as the hiring of sales and marketing personnel in connection with the Miro Acquisition. Sales and marketing expenses as a percentage of net sales were 31.6% and 23.5% in the three month period ended September 30, 1997 and 1996, respectively. The Company expects to continue to allocate significant resources to sales and marketing.

     General and Administrative. General and administrative expenses increased by 66.4% to $1.3 million in the three month period ended September 30, 1997 compared to $764,000 in the three month period ended September 30, 1996. General and administrative expenses as a percentage of net sales were 7.7% and 6.7%, respectively. The increase resulted from the inclusion in general and administrative expenses in the three month period ended September 30, 1997 of $465,000 of nonrecurring costs associated with the Miro Acquisition. In addition, general and administrative expenses in the three month period ended September 30, 1996 included approximately $122,000 related to the Company's relocation to new facilities in Mountain View, California.

     In Process Research and Development. During the three month period ended September 30, 1997, the Company recorded an in process research and development charge of approximately $17.0 million relating to the Miro Acquisition.

     Interest Income, Net. Net interest income decreased 27.7% to $552,000 in the three month period ended September 30, 1997 from $763,000 in the three month period ended September 30, 1996. The decrease was due to a decline in cash and marketable securities as well as a decline in investment yields.

     Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $153,000 and $358,000 for the three month periods ended September 30, 1997 and 1996, respectively. As of June 30, 1997, the Company has federal and state net operating loss carryforwards of $3.1 million and $1.3 million, respectively, which expire from 2002 to 2012. The Company also has federal research and experimentation and alternative minimum tax credit carryforwards of $886,000 which expire between 2006 and 2012, and state research and experimentation credit carryforwards of $339,000 which have no expiration provision.

Comparison of Years Ended June 30, 1997 and 1996

     Net Sales. The Company's net sales decreased by 18.8% to $37.5 million in fiscal 1997 from $46.2 million in fiscal 1996. The decrease was attributable to a decline in sales of both broadcast and desktop products, partially offset by an increase in sales of consumer products. The most significant decline in sales was of desktop products to OEMs, in particular Avid. Sales to Avid were approximately 26.4% and 43.3% of the Company's net sales for the years ended June 30, 1997 and 1996, respectively. Sales outside of North America were approximately 39.7% and 38.7% of the Company's net sales in fiscal 1997 and 1996, respectively.

     Cost of Sales. Gross profit as a percentage of net sales was 36.0% and 48.3% in fiscal 1997 and 1996, respectively. The decrease in gross profit percentage is due primarily to a significant charge to cost of sales totaling $4.0 million relating primarily to inventory write downs.

     Engineering and Product Development. Engineering and product development expenses increased by 47.5% to $7.6 million in fiscal 1997 from $5.1 million in fiscal 1996. The increases were primarily attributable to increased expenditures in connection with the continued expansion of the Company's engineering design teams and product development costs for DVExtreme, Lightning and VideoDirector Studio 200. Engineering and product development expenses as a percentage of net sales were 20.2% and 11.1% in fiscal 1997 and 1996, respectively.

     Sales and Marketing. Sales and marketing expenses increased by 42.2% to $12.7 million in fiscal 1997 from $8.9 million in fiscal 1996. The increase in sales and marketing expenses was primarily attributable to promotional costs for the introduction of several new broadcast and consumer video products. Sales and marketing expenses as a percentage of net sales were 33.8% and 19.3% in fiscal 1997 and 1996, respectively.

     General and Administrative. General and administrative expenses increased by 69.4% to $3.7 million in fiscal 1997 compared to $2.2 million in fiscal 1996. General and administrative expenses as a percentage of net sales were 9.9% and 4.7%, respectively. Included in general and administrative expenses in fiscal 1997 were $315,000 of non-recurring spending related to the acquisition of the Deko group, and approximately $500,000 relating to the disposal of leasehold improvements and other capital equipment, moving costs and rent overlap incurred as a result of the move to the Company's new facility in Mountain View, California.

     In Process Research and Development. In April 1997, the Company purchased the Deko titling systems product line and technology from Digital Graphix. The Company paid $5.3 million in cash and assumed liabilities of $978,000. The assets acquired primarily included inventory and other tangible property of $593,000; intangible assets including the Deko brand name, work force-in-place, and source code technology totaling $762,000; and in process research and development of $4.9 million. The in process research and development was recorded as an expense during the fourth quarter of fiscal 1997. The intangible assets and purchased software are being amortized over a seven year period. In June 1996, the Company purchased certain assets for $4.5 million from Gold Disk, a developer and marketer of software products for video editing and assembly. The assets acquired primarily included tangible assets of $240,000, intangible assets including the VideoDirector brand name, user list and source code technology totaling $342,000, and in process research and development of $4.0 million. The in process research and development were recorded as an expense during the fourth quarter of 1996. The intangible assets are being amortized over a three year period.

     Interest Income, Net. Net interest income decreased 14.3% to $2.9 million in fiscal 1997 from $3.3 million in fiscal 1996. The decrease was due to a decline in cash and marketable securities as well as a decline in investment yields.

     Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $2.4 million and $1.7 million for the fiscal years ended 1997 and 1996, respectively. Included in income tax expense for the year ended June 30, 1997 is a charge of $3.2 million resulting from the establishment of a valuation allowance against the Company's deferred tax asset due to significant operating losses in the year and the introduction of new products for which market acceptance is uncertain. As of June 30, 1997, the Company has federal and state net operating loss carryforwards of $3.1 million and $1.3 million, respectively, which expire from 2002 to 2012. The Company also has federal research and experimentation and alternative minimum tax credit carryforwards of $886,000 which expire between 2006 and 2012, and state research and experimentation credit carryforwards of $339,000 which have no expiration provision.

Comparison of Years Ended June 30, 1996 and 1995

     Net Sales. The Company's net sales increased by 108.0% in fiscal 1996 from $22.2 million in fiscal 1995. The increase in net sales were primarily attributable to the Alladin product, particularly to Avid. Sales outside of North America were approximately 38.7% and 46.5% of the Company's net sales in fiscal 1996 and 1995, respectively. The decrease in sales outside of North America was primarily attributable to the significant increase in sales of Alladin to Avid's North American facility.

     Cost of Sales. Gross profit as a percentage of net sales was 48.3% and 49.1% in fiscal 1996 and 1995, respectively. The decrease in gross profits percentage of net sales was due primarily to an increase in sales to OEM customers, which typically carry a lower gross profit percentage, partially offset by increased efficiency due to higher production volumes.

     Engineering and Product Development. Engineering and product development expenses increased by 113.7% to $5.1 million in fiscal 1996 from $2.4 million in fiscal 1995. The increase in each period was primarily attributable to increased expenditures in connection with the continued expansion of the Company's design engineering team. Engineering and product development expenses as a percentage of net sales were 11.1% and 10.8% in fiscal 1996 and 1995, respectively.

     Sales and Marketing. Sales and marketing expenses increased by 67.9% to $8.9 million in fiscal 1996 from $5.3 million in fiscal 1995. The increase in sales and marketing expenses was primarily attributable to increased expenditures related to the continued promotion of Alladin, including expenditures for trade shows, advertising, professional fees for marketing services and increases in the number of sales and marketing personnel. Sales and marketing expenses as a percentage of net sales were 19.3% and 24.1% in fiscal 1996 and 1995, respectively. The decrease of sales and marketing as a percentage of net sales was due primarily to the increase in sales through the OEM distribution channel, in particular through Avid, which requires less direct sales and marketing expenditures by the Company.

     General and Administrative. General and administrative expenses increased by 100.9% to $2.2 million in fiscal 1996 from $1.1 million in fiscal 1995. General and administrative expenses as a percentage of net sales were 4.7% and 4.9% in fiscal 1996 and 1995, respectively. The increase in general and administrative expenses in each period resulted from an increase in expenditures related to the overall growth of the Company's operations including the Company's expanded facility in fiscal 1995 and increased administrative costs associated with being a public company.

     In  Process  Research  and Development. In June 1996, the Company purchased certain assets for $4.5 million from Gold Disk, a developer and marketer of software products for video editing and assembly. The assets acquired primarily included tangible assets of $240,000, intangible assets including the
VideoDirector brand name, user list and source code technology totaling $342,000, and in process research and development of $4.0 million. The intangible assets are being amortized over a three year period.

     Interest Income, Net. Net Interest income increased to $3.3 million in fiscal 1996 from $738,000 in fiscal 1995. The increase was due to interest earned on the investment of cash proceeds received from the Company's public offerings in November 1994 and July 1995.

     Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $1.7 million and $567,000 for the fiscal year ended 1996 and 1995, respectively, at effective rates of 32.0% and 20.2%, respectively. The Company's general business credit carryforwards were estimated to be approximately $300,000 for federal tax purposes, expiring in various amounts from 2006 through 2011.

  Quarterly Results of Operations

     The following table presents unaudited quarterly results in dollar amounts and as a percentage of net sales for the last eight quarters. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.

                                                                  Quarter Ended
                                       --------------------------------------------------------------------
                                                                   Fiscal 1996
                                       --------------------------------------------------------------------
                                            Dec. 31,              March 31,                June 30,
                                              1995                  1996                     1996
                                       ------------------- ----------------------- ------------------------
                                                      (in thousands, except per share data)
 Net sales    ........................      $11,845               $12,766                 $  12,219
 Cost of sales   .....................        6,139                 6,574                     6,330
                                            -------               -------                 ---------
 Gross profit    .....................        5,706                 6,192                     5,889

 Operating expenses:
  Engineering and product
   development   .....................        1,279                 1,396                     1,533
  Sales and marketing  ...............        2,179                 2,369                     2,483
  General and administrative    ......          609                   607                       529
  In process research and
   development   .....................           --                    --                     3,991
                                            -------               -------                 ---------
     Total operating expenses ........        4,067                 4,372                     8,536
                                            -------               -------                 ---------
 Operating income (loss)  ............        1,639                 1,820                    (2,647)
 Interest income, net  ...............          927                   879                       858
                                            -------               -------                 ---------
 Income (loss) before income
  taxes    ...........................        2,566                 2,699                    (1,789)
 Income tax benefit (expense)   ......         (834)                 (877)                      656
                                            -------               -------                 ---------
 Net income (loss)  ..................      $ 1,732               $ 1,822                 $  (1,133)
                                            =======               =======                 =========

                                                            Percentage of Net Sales
                                            --------------------------------------------------------

 Net sales    ........................        100.0%                100.0%                    100.0%
 Cost of sales   .....................         51.8                  51.5                      51.8
                                            -------               -------                 ---------
 Gross profit    .....................         48.2                  48.5                      48.2

 Operating expenses:
  Engineering and product
   development   .....................         10.8                  10.9                      12.6
  Sales and marketing  ...............         18.4                  18.6                      20.3
  General and administrative    ......          5.2                   4.8                       4.3
  In process research and
   development   .....................           --                    --                      32.7
                                            -------               -------                 ---------
     Total operating expenses ........         34.4                  34.3                      69.9
                                            -------               -------                 ---------
 Operating income (loss)  ............         13.8                  14.2                     (21.7)
 Interest income, net  ...............          7.8                   6.9                       7.1
                                            -------               -------                 ---------
 Income (loss) before income
  taxes    ...........................         21.6                  21.1                     (14.6)
 Income tax benefit (expense)   ......         (7.0)                 (6.9)                      5.3
                                            -------               -------                 ---------
 Net income (loss) ...................         14.6%                 14.2%                     (9.3)%
                                            =======               =======                 =========

                                                                  Quarter Ended
                                       --------------------------------------------------------------------
                                                                   Fiscal 1997
                                       --------------------------------------------------------------------
                                            Sept. 30,              Dec. 31,                March 31,
                                              1996                   1996                    1997
                                       ------------------- ------------------------ -----------------------
 Net sales    ........................      $11,443              $     5,345              $   8,265
 Cost of sales   .....................        5,996                    7,328                  4,709
                                            -------              -----------              ---------
 Gross profit    .....................        5,447                   (1,983)                 3,556
 Operating expenses:
  Engineering and product
   development   .....................        1,782                    2,063                  1,894
  Sales and marketing  ...............        2,694                    2,514                  3,077
  General and administrative    ......          764                    1,426                    623
  In process research and
   development   .....................           --                       --                     --
                                            -------              -----------              ---------
     Total operating expenses ........        5,240                    6,003                  5,594
                                            -------              -----------              ---------
 Operating income (loss)  ............          207                   (7,986)                (2,038)
 Interest income, net  ...............          763                      729                    719
                                            -------              -----------              ---------
 Income (loss) before income
  taxes    ...........................          970                   (7,257)                (1,319)
 Income tax benefit (expense)   ......         (358)                  (2,087)                    --
                                            -------              -----------              ---------
 Net income (loss)  ..................      $   612              $    (9,344)             $  (1,319)
                                            =======              ===========              =========

                                                            Percentage of Net Sales
                                            --------------------------------------------------------

 Net sales    ........................        100.0%                   100.0%                100.0%
 Cost of sales   .....................         52.4                    137.1                   57.0
                                            -------              -----------              ---------
 Gross profit    .....................         47.6                    (37.1)                  43.0
 Operating expenses:
  Engineering and product
   development   .....................         15.6                     38.6                   22.9
  Sales and marketing  ...............         23.5                     47.0                   37.3
  General and administrative    ......          6.7                     26.7                    7.5
  In process research and
   development   .....................           --                       --                     --
                                            -------              -----------              ---------
     Total operating expenses ........         45.8                    112.3                   67.7
                                            -------              -----------              ---------
 Operating income (loss)  ............          1.8                   (149.4)                 (24.7)
 Interest income, net  ...............          6.7                     13.6                    8.7
                                            -------              -----------              ---------
 Income (loss) before income
  taxes    ...........................          8.5                   (135.8)                 (16.0)
 Income tax benefit (expense)   ......         (3.1)                   (39.0)                   --
                                            -------              -----------              ---------
 Net income (loss) ...................          5.4%                  (174.8)%                (16.0)%
                                            =======              ===========              =========


                                                       Quarter Ended
                                       ------------------------------------------------
                                            Fiscal 1997             Fiscal 1998
                                       ----------------------- ------------------------
                                              June 30,                Sept. 30,
                                                1997                     1997
                                       ----------------------- ------------------------
 Net sales    ........................       $  12,430               $   16,514
 Cost of sales   .....................           5,964                    7,736
                                             ---------               ----------
 Gross profit    .....................           6,466                    8,778
 Operating expenses:
  Engineering and product
   development   .....................           1,840                    2,072
  Sales and marketing  ...............           4,382                    5,221
  General and administrative    ......             889                    1,271
  In process research and
   development   .....................           4,894                   16,960
                                             ---------               ----------
     Total operating expenses ........          12,005                   25,524
                                             ---------               ----------
 Operating income (loss)  ............          (5,539)                 (16,746)
 Interest income, net  ...............             656                      552
                                             ---------               ----------
 Income (loss) before income
  taxes    ...........................          (4,883)                 (16,194)
 Income tax benefit (expense)   ......              --                     (153)
                                             ---------               ----------
 Net income (loss)  ..................       $  (4,883)              $  (16,347)
                                             =========               ==========

                                                   Percentage of Net Sales
                                             -----------------------------------

 Net sales    ........................           100.0%                   100.0%
 Cost of sales   .....................            48.0                     46.8
                                             ---------               ----------
 Gross profit    .....................            52.0                     53.2
 Operating expenses:
  Engineering and product
   development   .....................            14.8                     12.6
  Sales and marketing  ...............            35.3                     31.6
  General and administrative    ......             7.2                      7.7
  In process research and
   development   .....................            39.3                    102.7
                                             ---------               ----------
     Total operating expenses ........            96.6                    154.6
                                             ---------               ----------
 Operating income (loss)  ............           (44.6)                  (101.4)
 Interest income, net  ...............             5.3                      3.3
                                             ---------               ----------
 Income (loss) before income
  taxes    ...........................           (39.3)                   (98.1)
 Income tax benefit (expense)   ......             --                      (0.9)
                                             ---------               ----------
 Net income (loss)   .................           (39.3)%                  (99.0)%
                                             =========               ==========

     The Company's quarterly and annual operating results have in the past varied significantly and are expected to vary significantly in the future as a result of a number of factors, including the timing of significant orders from and shipments to major OEM customers, in particular Avid, the timing and market acceptance of new products or technological advances by the Company and its competitors, the Company's success in developing, introducing and shipping new products, such as the recently announced ReelTime product, the mix of distribution channels through which the Company's products are sold, changes in pricing policies by the Company and its competitors, the accuracy of the Company's and resellers' forecasts of end user demand, the timing and amount of inventory write downs, the ability of the Company to obtain sufficient supplies of the major subassemblies used in its products from its subcontractors, the ability of the Company and its subcontractors to obtain sufficient supplies of sole or limited source components for the Company's products, the timing and level of product returns, particularly from the consumer distribution channels, foreign currency fluctuations, costs associated with the acquisition of other companies, businesses or products, the ability of the Company to integrate acquired companies, businesses or products, such as the product line acquired from Miro, and general economic conditions, both domestically and internationally. The Company's operating expense levels are based, in part, on its expectations of future revenue and, as a result, net income would be disproportionately affected by a shortfall in net sales. For example, in the quarter ended December 31, 1996, the Company's net sales decreased significantly from the prior quarter as a result of a decline in sales across all product lines, the most significant of which was a decline in sales of desktop products to OEMs, in particular Avid. As a result of the decrease in net sales, the Company incurred a significant loss during that quarter.

     The Company also experiences significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months, especially in Europe. The Company attends a number of annual trade shows which can influence the order pattern of products, including the NAB convention held in April, the IBC show held in September and the COMDEX exhibition held in November. Due to these factors and the potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.


Liquidity and Capital Resources

     The Company completed its initial and follow-on public offerings in November 1994 and July 1995, raising approximately $65.5 million in cash, net of offering expenses.

     The Company's operating activities used $86,000 during the three months ended September 30, 1997. The cash used by operating activities was the result of the net loss of $16.4 million as adjusted by the acquired research and development charge of $17.0 million, depreciation and amortization of $648,000, and partially offset by net increases in the components of working capital, primarily accounts receivable.

     The Company's operating activities used $1.6 million in fiscal 1997, provided $879,000 in fiscal 1996 and used $658,000 in fiscal 1995, respectively. The cash used by operating activities during fiscal 1997 was the result of the net loss of $14.9 million as adjusted by the acquired research and development charge of $4.9 million, an increase in the valuation allowance on deferred tax assets of $3.2 million, depreciation and amortization of $1.6 million, and a loss on disposal of property and equipment of $448,000, partially offset by net decreases in the components of working capital, primarily inventory. In fiscal 1996, cash provided by operating activities was the result of net income as adjusted by the acquired research and development charge of $4.0 million, depreciation and amortization of $736,000 and tax benefits from the exercise of stock options of $3.7 million, partially offset by an increase in deferred tax assets of $3.2 million and net increases in the components of working capital.

     During fiscal 1997, $3.9 million was invested in property and equipment, compared to $1.8 million in fiscal 1996. The increase over the prior year is primarily related to leasehold improvements, furniture and equipment for the new Mountain View, California facility. The Company expects to continue to purchase property and equipment at a reduced rate following the completion of improvements to the Mountain View facility. Such capital expenditures will be financed from working capital.

     In January 1997, the Company's Board of Directors authorized a stock repurchase program pursuant to which the Company was authorized to purchase up to 750,000 shares of its Common Stock on the open market.

Through   September   30,   1997,   the  Company  had  repurchased  and  retired
approximately 317,000 shares of its Common Stock in the open market at an average purchase price of $11.43 for a total cost of $3,627,000. The stock repurchase program was rescinded in October 1997.

     In April 1997, the Company purchased the Deko product line and technology from Digital Graphix. The Company paid approximately $5.3 million in cash and assumed liabilities of $978,000 to consummate the transaction.

     In August 1997, the Company acquired the Digital Video Group from Miro. In the purchase, the Company paid approximately $15.2 million in cash, issued 203,565 shares of Common Stock, valued at $4.4 million, and assumed liabilities of approximately $2.7 million. The Company will also pay additional consideration in the form of additional shares of Common Stock if certain revenue and profitability objectives are achieved during the first twelve months following the Miro Acquisition.

     As of September 30, 1997, the Company had working capital of approximately $42.3 million, including $28.6 million in cash and cash equivalents and $19.3 million in marketable securities. In October 1997, the Company paid approximately $15.2 million in cash to Miro in accordance with the Miro Acquisition. The Company believes that the proceeds of this offering, together with the existing cash and cash equivalent balances, marketable securities and anticipated cash flow from operations, will be sufficient to support the Company's working capital requirements for the foreseeable future.

Inflationary Impact

     Since the inception of operations, inflation has not significantly affected the operations results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

                                   BUSINESS

     Pinnacle Systems, Inc. designs, manufactures, markets and supports computer-based video post-production products to serve the broadcast, desktop and consumer markets. The Company's products incorporate specialized real time video processing technologies to perform a variety of video post-production functions such as the addition of special effects, graphics and titles to multiple streams of live or recorded video material. To address the broadcast market, the Company offers high performance, specialized Windows NT-based solutions for high-end, post-production and broadcast on-air applications. For the desktop market, the Company provides real time video manipulation tools to support both linear, or tape-based, and non-linear, or computer-based, editing environments. To address the consumer market, the Company offers low cost, easy to use video editing solutions that allow consumers to edit their home videos using a personal computer, camcorder and VCR. Used in conjunction with standard computer platforms, these technologies provide high quality, cost effective, computer-based video processing solutions for the post-production market. In addition, the Company recently has expanded the scope of its products to encompass certain COmpression/DECompression ("CODEC") technology required to control and transfer video into and out of the computer ("video capture"). By combining the Company's real time video processing technology, video capture technology and application program interface ("API"), the Company intends to provide a complete video processing platform that supports a variety of video editing software applications.

Industry Background

     The development of a video program involves three distinct processes: pre-production, which involves planning and preparation for the recording of the video program; production, which involves the acquisition (shooting) of video material; and post-production, which involves the organization of raw video segments acquired in the production phase into a cohesive and appealing program (editing). During the post-production phase, elements such as titles, graphics and transitions between video segments are incorporated to enhance the overall quality and impact of a video program.

     Historically, the video production industry has focused on providing program material for broadcast television and advertising. Recently, new and expanding channels of video content distribution, including cable television, direct satellite broadcast, video rentals, the Internet, CD-ROM, DVD and video-on-demand have led to a rapid increase in demand for video content for a wide variety of additional applications that require less expensive and easier to use editing approaches. New commercial and industrial applications for this market include multimedia entertainment, video games, music videos, special event videos, education and training and corporate communications. In addition, the popularity of camcorders, VCRs and personal computers has fueled the growth of an emerging consumer market for low cost video production technology that enables consumers to create and edit home videos. These expanding channels of video content distribution and new applications are driving demand for video production tools.

     To create high quality video programs for broadcast television and advertising, producers have traditionally used expensive, dedicated video production equipment linked together in a complex interconnected system to form a video "editing suite." Typical editing suites incorporate video recorders, switchers, digital video effects systems, still image management systems, character generators, electronic paint systems and other products, often provided by multiple manufacturers. These editing suites require highly skilled personnel to operate and maintain.

     More recently, computer-based video solutions combining personal computers with specialized video processing technology can now provide video quality comparable to that of traditional editing suites at significantly lower cost. As a result, these computer-based video solutions are increasingly replacing the traditional editing suites. In addition, such solutions are often easier to use since they utilize common graphical user interfaces. The lower cost and ease of use of computer-based video tools enables large numbers of creative individuals, previously untrained in video production, to produce professional quality video programming. A complete computer-based video solution generally includes four components: a computer, specialized audio and video processing hardware, an associated API and specific editing applications. These components have often been supplied by a single vendor. However, as the computer-based video industry develops, it is shifting toward Windows NT-based open architecture solutions.

     As a result of these changes, the broadcast market is transitioning to computer-based solutions, the desktop market is expanding rapidly and, more recently, a consumer market has begun to emerge. These changes have created opportunities for companies that focus on computer-based solutions for the video production industry.


The Pinnacle Approach

     The Company designs, manufactures, markets and supports computer-based video post-production products to serve the broadcast, desktop and consumer markets. The Company's products are based on its proprietary video manipulation technology and offer the following benefits:

     Sophisticated Video Manipulations. Pinnacle's products provide advanced video manipulation capabilities, such as special effects, graphics and titles. Videographers constantly seek effects to give their programs a new look and to allow them to differentiate and enhance their end product.

     Real Time Interactivity. Pinnacle's products allow users to select an effect and instantly see the result. This real time interactivity gives users the flexibility to try many different effects and fine-tune the resulting content.

     Open Systems. Pinnacle's products conform to generally accepted industry standards for video input/output and control, allowing interoperability with a wide variety of video processing and storage equipment. Furthermore, the Company has developed and published, and is encouraging others to adopt, open interface specifications for video input/output products, manipulation and control for computer-based video post-production.

     Ease   of  Use. Pinnacle's  products  include  menu-driven  interfaces  for selecting and controlling the various video manipulation functions. This reduces technical obstacles to the operation of the system, permitting the user to focus on the artistic aspects of the post-production process.

     Favorable Price/Performance Ratio. Pinnacle's products have a favorable price/performance ratio, in part because the Company uses the same proprietary components across its product lines. This enables it to reduce material costs and take advantage of higher unit volumes. The Company intends to continue lowering the cost of its products by further integrating its video manipulation and video capture technologies into application specific integrated circuits ("ASICs").

     The  Company  is  organized  into  separate  business  groups  to serve the broadcast, desktop and consumer markets. The Company believes this organizational structure enables it to address effectively different product requirements, more rapidly implement its core technologies, more effectively manage different distribution channels and anticipate and respond to changes in each of these markets.


Company Strategy

     Pinnacle's goal is to become the leading supplier of computer-based video post-production products to the broadcast, desktop and consumer markets. To pursue its goal, the Company intends to implement the following strategies:

     Expand and Leverage Core Technologies. The Company intends to expand its core software and hardware technological base through both internal development and acquisitions. For example, the Company has developed proprietary real time video manipulation technology and acquired video capture technology in the Miro Acquisition. The Company uses a modular approach to product development which allows it to leverage its investment in research and development across multiple product designs and minimize time to market.

     Establish Industry Standard Video Processing Platform. The Company believes that as the desktop market continues to move toward an open architecture environment, companies will either provide an open architecture video processing platform or develop end user editing applications. The Company's strategy is to establish an industry standard video processing platform compatible with a broad range of applications. The platform technology will combine real time video manipulation, video capture technology and a unified API.

     Develop and Expand Worldwide Sales and Distribution Organization. The Company has developed a worldwide sales and distribution organization that it believes is a strategic advantage in the rapidly changing video post-production industry. The Company's sales organization focuses on a variety of distribution channels, including OEMs, resellers, distributors and retail stores. In connection with the Miro Acquisition, the Company added Miro's European consumer sales organization and distribution relationships which complement the Company's existing sales organization. In addition, the Company intends to continue to develop strong strategic relationships with key OEMs and resellers.

     Acquire Complementary Businesses, Products and Technologies. The Company has grown and intends to continue to grow both internally as well as through the acquisition of complementary businesses, product lines or technologies. The Company frequently evaluates strategic acquisition opportunities that could enhance the Company's existing product offerings or provide an avenue for developing new complementary product lines. The Company believes that the video production industry is in a period of consolidation and that strategic acquisition opportunities may arise.


Products
     The  Company offers three families of video products aimed at the broadcast market:  the DVExtreme family, the Lightning family and the Deko family. For the desktop  market,  the  Company offers the Alladin and Genie families of products and  recently  introduced  the  ReelTime product family. The Company anticipates that  the  commercial launch of ReelTime will begin in the second half of fiscal
1998.  The  Company  entered  the consumer market through the acquisition of the
VideoDirector  product  line  from  Gold  Disk  in  June  1996 and in March 1997 commenced  shipment  of  its  first  internally  developed consumer product, the
VideoDirector  Studio 200. In August 1997, the Company acquired certain consumer products  in  connection with the Miro Acquisition. The Company currently offers
the   following   products  to  address  video  post-production  needs  for  the broadcast, desktop and consumer markets:

---------------------------------------------------------------------------------------------------------
                                Date of First
                                 Shipment by       Representative U.S.
          Product                 Pinnacle         List Price Range (1)         Product Features
---------------------------------------------------------------------------------------------------------
                                             Broadcast Market
---------------------------------------------------------------------------------------------------------
 DVExtreme Family                   June 1997        $44,990-$63,990       Real time, multi-channel
                                                                           special effects
---------------------------------------------------------------------------------------------------------
 Lightning Family                   June 1997        $25,990-$31,780       Image management and
                                                                           on-air playout
---------------------------------------------------------------------------------------------------------
 Deko Family                     April 1997 (2)      $26,900-$31,900       Titling and character
                                                                           generation
---------------------------------------------------------------------------------------------------------
                                              Desktop Market
---------------------------------------------------------------------------------------------------------
 Alladin Family                     June 1994        $10,490-$12,490       Real time special effects
---------------------------------------------------------------------------------------------------------
 Genie Family                       June 1996        $         5,990       Real time special effects
---------------------------------------------------------------------------------------------------------
 ReelTime Family                Fiscal 1998 (3)      $         4,995       Dual stream video and
                                                                           audio capture with real
                                                                           time special effects
---------------------------------------------------------------------------------------------------------
                                             Consumer Market
---------------------------------------------------------------------------------------------------------
 VideoDirector Studio 200          March 1997        $           249       Plug and play (external
                                                                           video editing
---------------------------------------------------------------------------------------------------------
 miroVideo DC-10 Family         August 1997 (4)      $           299       Single stream video capture
                                                                           and playback
---------------------------------------------------------------------------------------------------------
 miroVideo DC-20 Family         August 1997 (4)      $           599       Single stream video capture
                                                                           and playback
---------------------------------------------------------------------------------------------------------
 miroVideo DC-30 Family         August 1997 (4)      $    999-$1,299       Single stream video capture
                                                                           and playback with audio
---------------------------------------------------------------------------------------------------------

(1)  Prices  as  of  September  30,  1997.  Actual  end  user  prices  may  vary
     significantly   due   to   discounts,   customer   selected   options   and
     configurations. Prices in currencies other than the U.S. dollar may vary.

(2)  Date product family was acquired by the Company from Digital Graphix.

(3) The Company anticipates that the commercial shipments of ReelTime will begin in the second half of fiscal 1998. See "Risk Factors--Technological Change and Obsolescence; Risks Associated with Development and Introduction of New Products."

(4)  Date product families were acquired by the Company from Miro.
---------------------------------------------------------------------------------------------------------


  Broadcast Market

     For the broadcast market the Company currently offers products that provide real time digital effects, still image management and storage and real time video character generation. These products generally include proprietary hardware and software and specialized control panels and/or keyboards for rapid operations, especially for on-air applications. The primary broadcast products sold during fiscal 1997 were the Prizm and Flashfile family of products. In June 1997, the Company commenced shipment of two new product families,

DVExtreme and Lightning, which are designed to address the markets previously addressed by Prizm and Flashfile, respectively. In April 1997, the Company completed the acquisition of the Deko titling and character generation product line from Digital Graphix. These three new product families comprise the Company's new suite of high performance real time Windows NT-based products designed for broadcast and high-end, post-production applications.

     DVExtreme Family. DVExtreme is the Company's newest high performance, real time digital video effects system for broadcast and high-end, post-production customers which seek to incorporate unique special effects into their programming. The DVExtreme family replaced the Company's Prizm family of products which was first introduced in 1990. DVExtreme, a Windows NT-based, multi-channel system, can simultaneously manipulate up to three channels of live video and can generate real time effects such as four-corner page peels and turns with highlights and shadows, water ripples, ball effects, wave patterns and other effects. It also includes the Company's ParticalFX and PainterlyFX technologies which enable the creation of video textures and paint-look effects. Because it is based on Windows NT, it can be connected to a standard computer network to facilitate file transfers in a broadcast facility.

     Lightning Family. Lightning is the Company's new high performance, networkable image management system designed for broadcast and high-end, post-production applications such as news and sports programs. The Lightning family is the successor to the Company's Flashfile family of products which was first introduced in 1992. Lightning is a Windows NT-based system that can accommodate up to three channels of video, plus additional virtual channels for previewing. It has internal storage capacity for over 10,000 images, and an interface to external disks for expanded storage needs. Lightning can also perform digital video effects on captured video images.

     Deko  Family. The  Deko  family  of  products  is  designed to provide high performance titling and character generation for broadcast and on-air applications. Deko is a Windows NT-based system that includes powerful text and graphics tools such as real time text scrolling, text manipulation, font enhancement, multiple layers for text composition and supports a wide range of standard and international character fonts. The products support a large variety of file formats to import backgrounds, textures and images.

  Desktop Market

     The Company's desktop products are designed to provide high quality, real time video manipulation capabilities for computer-based video post-production systems. They are generally offered at significantly lower price points than traditional editing suites and are integrated into the computer by a value added reseller, an OEM, or the end user. The Company has two existing desktop product lines, the Alladin and Genie families, and expects to commence shipment of a third desktop family, ReelTime, in the second half of fiscal 1998.

     Alladin Family. The Alladin product family is designed to provide high quality, real time video manipulation capabilities for desktop video post-production. It allows the user to manipulate and process up to four simultaneous streams of live video supplied from either videotape or computer disk. It provides a variety of video effects including dissolves, compositing of live video with text or graphics, transparency, clipping of a live image, sizing, rotation with perspective, 3D positioning and warping. The Alladin connects through an external port to a standard personal computer.

     Genie Family. The Genie family of products offers a complete set of professional quality, real time 3D digital effects, switching, character generation, paint and still storage on a single personal computer interface ("PCI") board. While offering much of the functionality of Alladin, Genie does so at a much lower price point and is installed in the computer rather than connecting through an external port. GeniePlus integrates into linear desktop editing environments and includes input/output and software allowing the user to process up to two simultaneous streams of live video. In addition, a non-linear version of Genie is sold to OEM vendors who integrate and sell it with their non-linear editing products.

     ReelTime Family. ReelTime is a dual stream video and audio capture and playback card with real time special effects. ReelTime will support the Adobe Premiere editing software. Additionally, ReelTime's open architecture is intended to support a wide variety of third-party video applications. ReelTime features real time transitions, along with real time chroma, luma and linear keying, titling, and a scalable architecture that supports the Company's Genie RT option. The Genie RT option incorporates the Pinnacle Genie add-in card and enables picture-in-picture motion and real time 3D effects, including page turns, ripples, spheres and hourglasses. The Company expects to begin shipping ReelTime in the second half of fiscal 1998.

  Consumer Market

     The Company's consumer products provide video editing and video capture and playback solutions. Its consumer video editing solutions allow consumers to edit their home videos using a personal computer, camcorder and VCR. The Company's consumer products are sold at lower price points than the Company's other products and are sold as software packages and computer add-on products. The Company entered the consumer video editing market through the acquisition of the VideoDirector product line from Gold Disk in June 1996. In March 1997, the Company commenced shipment of its first internally developed consumer editing product, the VideoDirector Studio 200. In August 1997, the Company acquired the Digital Video Product line from Miro, which includes products featuring video capture and playback.

     VideoDirector Studio 200. VideoDirector Studio 200 enables basic video editing and the addition of special effects titles and graphics to home videos. Connecting to an external port, the product is easy to install and requires only limited hard disk storage space. The Company has recently introduced German and French versions of VideoDirector Studio 200 and expects Spanish and Italian versions to be available by the end of 1997. These foreign language versions are being shipped and distributed through the European sales organization that the Company acquired in the Miro Acquisition. In August 1997, Fujitsu Personal System, Ltd. commenced shipment of a Japanese product incorporating VideoDirector Studio 200 technology.

     MiroVideo Products. The Company recently acquired Miro's Digital Video Products Group which includes three product families featuring different single stream video capture PCI-bus cards. These cards capture, compress and decompress video signals and store and retrieve such compressed video signals from a standard computer. The miroVideo cards are differentiated on the basis of functionality and price. The miroVideo DC-10 is a video capture card for consumers and hobbyists. The miroVideo DC-20 is a video capture card for multimedia content developers. The miroVideo DC-30 is a full-featured, single stream card with high bandwidth audio and video capture and playback capability for professional videographers.

Technology

     The Company is a technological leader in video capture and real time video manipulation. The National Academy of Television Arts and Sciences' Outstanding Technical Achievement EMMY award has been awarded to the Company on three occasions. In 1990, the Company received an EMMY for pioneering the concept of the video workstation. In 1994, the Company received an EMMY for developing technology which allows real time mapping of live video onto animated 3D surfaces and, in 1997, the Company received an EMMY for utilization of real time video manipulation technology in non-linear editing applications. In addition, the technology that the Company acquired from Digital Graphix was awarded two EMMYs prior to its acquisition by the Company.

     Many of the Company's products share a common internal architecture. This design approach allows the Company to leverage its research and development expenditures by utilizing similar hardware and software modules in multiple products. The Company's video manipulation architecture is fundamental to the performance and capabilities of the Company's products. As a result of the Miro Acquisition, the Company has acquired video capture technology which allows high quality live video and audio to be captured and played back from a standard personal computer.

     All of the Company's products use or work with a standard personal computer for control of video manipulation functions. In all products targeting the broadcast market, the control microprocessor is embedded within the product. The desktop and consumer products are inserted into or connect externally to a personal computer. The use of industry standard microprocessors offers three main advantages over traditional video products: lower software development costs due to the availability of powerful off-the-shelf software development tools; lower product manufacturing costs due to the low costs of standard microprocessors; and the ability to integrate third party software such as networking or 3D rendering software to provide additional functionality.

     Essentially all real time video manipulation must be performed on uncompressed video data. Since uncompressed digital video rates are too high to be processed by a microprocessor in real time, video signals are internally distributed over a separate high-speed digital video bus ("DVB") and processed using the Company's proprietary real time video manipulation hardware. The video data on the DVB is processed in the standard digital component format which fully complies with the highest digital component video standards of the International Radio Consultation Committee, an organization which develops and publishes standards for international telecommunication systems.

     The software in the Company's video capture and video manipulation products is divided into two layers: the user interface application and the API. The user interface application is different and has been optimized for each product family. The API is, for the most part, common to most of the Company's products and incorporates all the proprietary low level routines which allow the Company's products to perform high quality, real time video manipulations. This software architecture has three main advantages: real time video manipulation algorithms that are complex and difficult to develop can be used in multiple products; the user interface can be tailored to meet specific user requirements; and applications can be quickly ported to the Company's products using the API.

     The Company's core technical expertise is in real time digital video processing, video capture technology, real time software algorithms, video input/output, advanced user interfaces and software control of commercially available camcorders and VCRs.

     Real Time Digital Video Processing. The Company has devoted significant resources to the development of proprietary technology for real time video processing, including high speed digital filters, image transformation buffers, plane and perspective addressing, and non-linear image manipulation. The Company has patented technology related to real time mapping of live video onto multiple, complex, animated 3D shapes and surfaces. This technology includes a proprietary data compression algorithm that compresses the address information and allows decompression of this data in real time.

     CODEC Technology. The Company has devoted significant resources to developing and acquiring hardware and software for real time video capture. This technology includes audio/video effects synchronization methodologies, compression algorithms, drivers and software for real time playback from disks.


     Real Time Software Algorithms. The digital video manipulation functions of the Company's products use common core software that perform complex computations in real time under user control. The Company has developed certain algorithms that enable the high speed computation of multiple complex equations which are required for real time video effects.

     Video Input/Output. The Company has developed technology for video input and output of composite analog, component analog and component digital video data streams. All of the Company's products work with NTSC and PAL video standards. In addition, the Company has developed interfaces to support input/output of video streams stored on computer disks.

     User Interface Design. The Company has extensive experience in the design of graphical user interfaces for video control and manipulation. The Company uses interactive, menu-driven user interfaces to control video manipulation functions.

     Camcorder and VCR Control. With the acquisition of the VideoDirector product line in June 1996, the Company obtained software code which enables a computer to control most commercially available camcorders and VCRs.

     The Company has historically devoted a significant portion of its resources to engineering and product development programs and expects to continue to allocate significant resources to these efforts. In addition, the
Company has acquired certain products and technologies which have aided the Company's ability to more rapidly develop and market new products, such as the VideoDirector Studio 200. The Company's future operating results will depend to a considerable extent on its ability to continually develop, acquire, introduce and deliver new hardware and software products that offer its customers additional features and enhanced performance at competitive prices. Delays in the introduction or shipment of new or enhanced products, the inability of the Company to timely develop and introduce such new products, the failure of such products to gain market acceptance or problems associated with product transitions could adversely affect the Company's business, financial condition and results of operations, particularly on a quarterly basis. See "Risk Factors--Technological Change and Obsolescence; Risks Associated with Development and Introduction of New Products."

     As of September 30, 1997, the Company had 85 people engaged in engineering and product development. The Company's engineering and product development expenses (excluding purchased in process research and development) in fiscal 1995, 1996 and 1997 were $2.4 million, $5.1 million and $7.6 million, respectively, and represented 10.8%, 11.1% and 20.2%, respectively, of net sales. For the three months ended September 30, 1997, the Company's engineering and product development expenses (excluding purchased in process research and development) were $2.1 million, representing 12.6% of net sales.


Customers

     End users of the Company's products, none of whom accounted for a material amount of the Company's net sales during any period, range from individual users to major corporate and government entities, video production and broadcast facilities worldwide. The Company's broadcast customers include domestic and international television and cable networks, local broadcasters and program creators. The Company's desktop customers include corporations seeking to develop internal video post-production capabilities, wedding and special events videographers and small production houses serving cable and commercial video markets.


Marketing, Sales and Service

  Marketing

     The Company's marketing efforts are targeted at users of broadcast and desktop post-production suites, and at home video editing enthusiasts. In order to increase awareness of its products, the Company attends a number of trade shows, the major ones being the NAB show and the COMDEX exhibition, both in the United States, and the IBC show in Europe. The Company uses targeted direct mail campaigns and advertisements in trade and computer publications for most of its product lines. The Company also participates in joint marketing activities with its OEM partners and with other desktop video companies. The Company plans to expand its desktop joint marketing activities.

  Sales

     The Company maintains a sales management organization, consisting of regional sales managers in the United States and international territories. The regional sales managers are primarily responsible for supporting independent dealers and making direct sales in geographic regions without dealer coverage or to customers that prefer to transact directly with the Company.

     The Company sells its broadcast and desktop products to end users through an established domestic and international network of independent dealers that specialize in selling video production equipment and through direct sales. The independent dealers are selected for their ability to provide effective field sales and technical support to the Company's customers. Dealers generally carry the Company's products as demonstration units, advise customers on system configuration and installation and perform ongoing post-sales customer support. The Company believes that many end users depend on the technical support offered by independent dealers in making product purchase decisions.

     The Company also sells and distributes its desktop products to OEMs that incorporate the Company's products into their video editing products and resell these products to other resellers and end users. These OEMs generally purchase the Company's products and are responsible for conducting their own marketing, sales and support activities. The Company attempts to identify and align itself with OEMs that are market share and technology leaders in the Company's target markets. In particular, the Company is dependent on sales of Alladin and Genie to Avid, which is a leading supplier of digital, non-linear video and audio editing systems for the professional video and film editing market. Sales to Avid accounted for approximately 43.3% of net sales in fiscal 1996, 26.4% of sales in fiscal 1997 and 17.9% of sales in the three month period ended September 30, 1997. No customer accounted for more than 10.0% of the Company's net sales during fiscal 1995. The concentration of the net sales to a single OEM customer subjects the Company to a number of risks, in particular the risk that its operating results will vary on a quarter-to-quarter basis as a result of variations in the ordering patterns of the OEM customer. The Company's dependence upon these resellers could have a material adverse effect on the Company's results of operations. See "Risk Factors--Concentration of Sales to OEMs," "--Dependence on Resellers; Absence of Direct Sales Force; Expansion of Distribution Channels" and "--Competition."

     The Company's consumer products are sold through different channels than the Company's other products. The VideoDirector Studio 200 product is sold primarily through large distributors, such as Ingram Micro Inc., and large computer and electronic retailers, such as CompUSA, ComputerCity, Egghead Software, Circuit City, Best Buy and The Good Guys. In addition, certain of the miroVideo products are sold through the same retailers as the VideoDirector 200 product. The Company acquired Miro's European sales organization in connection with the Miro Acquisition. VideoDirector and miroVideo products are also sold via direct telemarketing, mail order and over the Internet. The consumer market is characterized by longer payment terms and higher sales returns than the Company's broadcast and desktop markets. There can be no assurance that computer retailers will continue to stock and sell the Company's VideoDirector and miroVideo products. If a significant number of computer retailers were to discontinue selling VideoDirector and miroVideo products, the Company's results of operations would be adversely affected. Sales to the consumer market entail a number of risks including the limited experience of the Company in this market, inventory obsolescence, product returns and potential price protection obligations. See "Risk Factors--Risks Associated with the Consumer Market" and "--Dependence on Resellers; Absence of Direct Sales Force; Expansion of Distribution Channels."

     Sales outside of North America represented approximately 46.5%, 38.7% and 39.7% of the Company's net sales for fiscal 1995, 1996 and 1997, respectively and 47.6% for the three month period ended September 30, 1997. The Company expects that sales outside of the United States will continue to account for a significant portion of its net sales, particularly in light of the Miro Acquisition. The Company makes foreign currency denominated sales in many countries exposing itself to risks associated with foreign currency fluctuations. Although the dollar amount of such foreign currency denominated sales was nominal during fiscal 1997, the Company will increase the amount of sales denominated in foreign currency during fiscal 1998, especially for sales of consumer products into Europe. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, generally longer receivable collection periods, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, potential insolvency of international dealers and difficulty in collecting accounts receivable. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. See "Risk Factors--International Sales Risks."

  Service and Support

     The Company believes that its ability to provide customer service and support is an important element in the marketing of its products. Its customer service and support operation also provides the Company with a means of understanding customer requirements for future product enhancements. The Company maintains an in-house repair facility and also provides telephone access to its technical support staff. The Company's technical support engineers not only provide assistance in diagnosing problems, but also work closely with customers to address system integration issues and to assist customers in increasing the efficiency and productivity of their systems. The Company supports its customers in Europe and Asia primarily through its international dealers. The Company typically warrants its products against defects in materials and workmanship for varying periods depending on the product and the nature of the purchaser. The Company believes its warranties are similar to those offered by other video production equipment suppliers. To date, the Company has not encountered any significant product maintenance problems.

Competition

     The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. The Company anticipates increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors. See "Risk Factors--Competition."

     Competition for the Company's broadcast products is generally based on product performance, breadth of product line, service and support, market presence and price. The Company's principal competitors in this market include The Grass Valley Group, Inc. (a subsidiary of Tektronix, Inc.) ("Grass Valley Group"), Leitch Video Limited, Matsushita Electric Industrial Co. Ltd.
("Matsushita"), Quantel Ltd. (a division of Carlton Communications Plc) ("Quantel"), Scitex Video (a division of Scitex Corporation Ltd.) ("Scitex") and Sony Corporation ("Sony"), each of which has substantially greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than the Company. In addition, these companies have established relationships with current and potential customers of the Company. Some of the Company's competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

     The Company's competition in the desktop and consumer markets comes from a number of groups of video companies such as traditional video equipment suppliers, providers of desktop editing solutions, video software application companies or others. Suppliers of traditional video equipment such as Grass Valley Group, Matsushita, Quantel, Scitex and Sony have the financial resources and technical know-how to develop high quality, real time video manipulation products for the desktop video market. Suppliers of desktop video editing systems or components such as Avid, Digital Processing Systems Inc., Fast Multimedia, Iomega Corp., Matrox Electronics Systems, Ltd., Media100, Truevision, Inc. and Scitex, many of which have established desktop video distribution channels, experience in marketing video products and significant financial resources, may acquire or develop video manipulation products for the desktop video market. The consumer market in which VideoDirector Studio 200 and the miroVideo products compete is an emerging market and the sources of competition are not yet well defined. There are several established video companies that are currently offering products or solutions that compete directly or indirectly with the Company's consumer products by providing some or all of the same features and video editing capabilities. In addition, the
Company expects that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with the Company's consumer products. Suppliers of video manipulation software such as Adobe Systems, Inc. ("Adobe") or SoftImage, a subsidiary of Microsoft Corporation, may develop products which compete directly with the Company's products. In addition, the Company may face competition from other computer companies that lack experience in the video production industry but that have substantial resources to acquire or develop technology and products for the video production market. There can be no assurance that any of these companies will not enter into the video production market or that the Company could successfully compete against them if they did.

Manufacturing and Suppliers

     The Company's manufacturing operations, located at its Mountain View, California facility, consist primarily of testing printed circuit assemblies, final product assembly, configuration and testing, quality assurance and shipping for the Company's broadcast and desktop products. Manufacturing of the Company's consumer products is performed by an independent subcontractor and products are generally shipped directly to the distributor or retailer. Each of the Company's products undergoes quality inspection and testing at the board level and final assembly stage. The Company manages its materials with a software system that integrates purchasing, inventory control and cost accounting.

     The Company relies on independent subcontractors who manufacture to the Company's specifications its consumer products and major subassemblies used in the Company's broadcast and desktop products. This approach allows the Company to concentrate its manufacturing resources on areas where it believes it can add the most value, such as product testing and final assembly, and reduces the fixed costs of owning and operating a full scale manufacturing facility. The Company has manufacturing agreements with Quadrus, a division of Bell Microproducts, Inc., for the manufacture of major subassemblies used in its broadcast and desktop products, and with other subcontractors for the manufacture of the Company's consumer products. In addition, the Company subcontracts manufacturing related to the miroVideo products to Ihlemann GmbH and Streiff & Helmold GmbH, both of which are located in Braunschweig, Germany, and which performed the same manufacturing for Miro. The Company's reliance on subcontractors to manufacture products and major subassemblies involves a number of significant risks including the loss of control over the manufacturing process, the potential absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor were to become unable or unwilling to continue to manufacture these products or subassemblies in required volumes, the Company's business, financial condition and results of operations would be materially adversely affected.

     To the extent possible, the Company and its manufacturing subcontractors use standard parts and components available from multiple vendors. However, the Company and its subcontractors are dependent upon single or limited source suppliers for a number of key components and parts used in its products, including integrated circuits manufactured by Altera Corporation, AuraVision Corporation, LSI Logic Corp., Philips Electronics, Inc., Raytheon Corporation and Zoran Corporation, boards and modules manufactured by Adaptec, Inc., Sony and Truevision, Inc., field programmable gate arrays manufactured by Altera Corporation, serial RAM memory modules manufactured by Hitachi, Ltd. and software applications from Adobe and Ulead Systems, Inc. The Company's manufacturing subcontractors generally purchase these single or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business, do not carry significant inventories of these components and have no guaranteed supply arrangements with such suppliers. In addition, the availability of many of these components to the Company's manufacturing subcontractors is dependent in part on the Company's ability to provide its manufacturers, and their ability to provide suppliers, with accurate forecasts of its future requirements. The Company and its manufacturing subcontractors endeavor to maintain ongoing communication with their suppliers to guard against interruptions in supply. The Company and its subcontractors have in the past experienced delays in receiving adequate supplies of single source components. Also, because of the reliance on these single or limited source components, the Company may be subject to increases in component costs which could have an adverse effect on the Company's results of operations. Any extended interruption or reduction in the future supply of any key components currently obtained from a single or limited source could have a significant adverse effect on the Company's business, financial condition and results of operations in any given period. "Risk Factors--Dependence on Contract Manufacturers and Single or Limited Source Suppliers."

     The Company's broadcast and desktop customers generally order on an as-needed basis. The Company typically ships its products within 30 to 60 days of receipt of an order, depending on customer requirements, although certain customers, including OEMs, may place substantial orders with the expectation that shipments will be staged over several months. A substantial majority of product shipments in a period relate to orders received in that period, and accordingly, the Company generally operates with a limited backlog of orders. The absence of a significant historical backlog means that quarterly results are difficult to predict and delays in product delivery and in the closing of sales near the end of a quarter can cause quarterly revenues to fall below anticipated levels. In addition, customers may cancel or reschedule orders without significant penalty and the prices of products may be adjusted between the time the purchase order is booked into backlog and the time the product is shipped to the customer. As a result of these factors, the Company believes that the backlog of orders as of any particular date is not necessarily indicative of the Company's actual sales for any future period. See "Risk Factors--Significant Fluctuations in Operating Results."

Proprietary Rights and Licenses

     The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. In addition, the Company generally enters into confidentiality and nondisclosure agreements with its employees and OEM customers and limits access to and distribution of its proprietary technology. The Company currently holds two United States patents covering certain aspects of its technologies for digital video effects and has an application pending for a third patent. Although the Company intends to pursue a policy of obtaining patents for appropriate inventions, the Company believes that the success of its business will depend primarily on the innovative skills, technical expertise and marketing abilities of its personnel, rather than upon the ownership of patents. Certain technology used in the Company's products is licensed from third parties on a royalty-bearing basis. Such royalties to date have not been, and are not expected to be, material. Generally, such agreements grant to the Company nonexclusive, worldwide rights with respect to the subject technology and terminate only upon a material breach by the Company.

     In the course of its business, the Company may receive and in the past has received communications asserting that the Company's products infringe patents or other intellectual property rights of third parties. The Company's policy is to investigate the factual basis of such communications and to negotiate licenses where appropriate. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its products, or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all. There can be no assurance that such communications can be settled on commercially reasonable terms or that they will not result in protracted and costly litigation.

     There has been substantial industry litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to the Company, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend the Company against claimed infringement. Any such litigation could be costly and a diversion of management's attention, either of which could have material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks of Third-Party Claims of Infringement" and "--Dependence on Proprietary Technology."

Employees

     As of September 30, 1997, the Company had 282 full-time employees, including 85 engaged in engineering and product development activities, 48 in manufacturing, 133 in marketing and sales and 16 in administration and finance. The Company believes that its future success will depend, in part, on its continuing ability to attract, retain and motivate qualified technical, marketing and managerial personnel. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced work stoppages. In Germany, certain of the Company's employees are represented by statutory worker councils, which are representative bodies to which employees appoint representatives. In general, the employer is required to seek the approval and/or advice of the worker council before making certain significant decisions affecting the employees and the business. The Company believes that its relations with its employees are good.

Facilities

     The Company's principal administrative, marketing, manufacturing and product development facility is located in Mountain View, California. This facility occupies approximately 106,500 square feet pursuant to a lease which commenced August 15, 1996 and which will terminate December 31, 2003. The Company has also entered into an agreement to sublease approximately 26,500 of the Mountain View, California facility to Network Computing Devices. That sublease agreement is currently scheduled to terminate on August 31, 1998. In connection with the Miro Acquisition, the Company leased a portion of Miro's facility in Braunschweig, Germany, which consists of approximately 30,000 square feet. The Braunschweig lease expires in August 1998.

     In addition, the Company occupies sales and customer support facilities in Uxbridge, United Kingdom; Singapore; Tokyo, Japan; Nijmegen, Netherlands and Paris, France. The Company also has two small engineering development facilities outside of California, one in Gainesville, Florida, and one in Paramus, New Jersey.

                                  MANAGEMENT


Executive Officers and Directors

     The executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

Name                        Age    Position
-------------------------- -----   --------------------------------------------------------
Mark Sanders  ............  54     President, Chief Executive Officer and Director
Ajay Chopra   ............  40     Chairman of the Board, Vice President, General Manager,
                                   Desktop Products
Arthur Chadwick  .........  40     Vice President, Finance and Administration and
                                   Chief Financial Officer
George Blinn  ............  49     Vice President, General Manager, Pinnacle Systems GmbH
Pat Burns  ...............  50     Vice President, Corporate Marketing and Domestic Sales
Brian Conner  ............  51     Vice President, Sales, Europe, Africa and Middle East
Tavy Hughes   ............  42     Vice President, Manufacturing
William Loesch   .........  43     Vice President, General Manager, Consumer Products
William Ludwig   .........  49     Vice President, Sales, Latin America and Asia
Keith Trickett   .........  57     Vice President, General Manager, Deko Products
Robert Wilson ............  43     Vice President, General Manager, Broadcast Products
John Lewis (1)   .........  61     Director
Nyal McMullin (2)   ......  71     Director
Glenn Penisten (2)  ......  65     Director
Charles Vaughn (1)  ......  59     Director

---------------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

     There is no family relationship between any director or executive officer of the Company.

     Mr. Sanders has served as President, Chief Executive Officer and a director of the Company since January 1990. From 1988 to 1990, Mr. Sanders was an independent business consultant. Prior to that time, Mr. Sanders served in a variety of management positions, most recently as Vice President and General Manager of the Recording Systems Division, of Ampex Incorporated, a manufacturer of video broadcast equipment.

     Mr. Chopra, a founder of the Company, has served as Chairman of the Board of Directors since January 1990, and has served as a director of the Company since its inception in May 1986. Mr. Chopra has served as Vice President, General Manager, Desktop Products since April 1997. He previously served as
Chief  Technology  Officer  from  June  1996  to  April  1997, Vice President of
Engineering from January 1990 to June 1996, and President and Chief Executive Officer of the Company from its inception to January 1990.

     Mr. Chadwick has served as Vice President, Finance and Administration and Chief Financial Officer of the Company since January 1989. From February 1987 to January 1989 he served as Plant Manager, Gould Semiconductor, Philippines, a semiconductor company.

     Mr. Blinn has served as Vice President, General Manager, Pinnacle Systems GmbH since August 1997. Prior to joining the Company, Mr. Blinn was the Chief Financial Officer of Miro from December 1996 to August 1997. From January 1993 to December 1996, Mr. Blinn was an independent business consultant. From January 1987 to December 1992, Mr. Blinn served as a General Manager of Hitachi Data Systems GmbH, a mainframe computer distributor.

     Mr. Burns has served as Vice President, North American Sales and Corporate Marketing of the Company since December 1996. From March 1996 to November 1996, Mr. Burns served as a marketing and strategy consultant to software developers in the film and video markets. From April 1995 to February 1996, he served as Vice President and General Manager of Video and Graphics products at Radius, Inc., a graphics company. From May 1994 to April 1995, Mr. Burns served as Vice President and General Manager of Chyron's West

Coast operations. From April 1993 to May 1994, Mr. Burns served as Director of International Marketing for VeriFone, Inc., a financial transaction company. From November 1991 through January 1993, Mr. Burns was Vice President of Macrovision, Inc., a video encryption company.

     Mr. Conner has served as Vice President, Sales of the Company and General Manager of Pinnacle Systems Ltd., the Company's sales subsidiary covering Europe, Africa and the Middle East, since February 1995. From January 1993 to February 1995, Mr. Conner was a founder and served as President of BCA Inc., an independent European sales representative company. From January 1991 to January 1993, Mr. Conner served as General Manager of European, African and Middle East Sales of Videomedia, Inc., a manufacturer of video editing systems. Prior to that, Mr. Conner was Managing Director of Videomedia Europe Ltd., a European sales representative.

     Ms. Hughes has served as Vice President, Manufacturing of the Company since January 1995, Director of Manufacturing from April 1994 to January 1995 and a Manager from September 1993 until April 1994. From July 1991 to September 1993, Ms. Hughes served as an independent business consultant. From 1985 to June 1991, Ms. Hughes served as Manufacturing Manager of Alta Group, Inc., a manufacturer of digital video post-production equipment.

     Mr. Loesch has served as Vice President, General Manager, Consumer Products since April 1997. Prior to that Mr. Loesch served as Vice President, New Business Development of the Company from May 1994 to April 1997. From July 1993 to May 1994, Mr. Loesch served as an independent business consultant. From June 1990 to November 1992, Mr. Loesch co-founded and served as President of SHOgraphics Inc., a 3D graphics systems company, and from November 1992 until July 1993 served as its Executive Vice President and Chief Technical Officer.
From 1989 to June 1990, Mr. Loesch was an independent business consultant. Prior to that time, Mr. Loesch co-founded and served as Chief Executive Officer and President of IKOS Systems, Inc., a computer aided engineering company.

     Mr. Ludwig has served as Vice President, Latin American and Asia Sales of the Company since July 1996. From January 1996 to June 1996, Mr. Ludwig served as Director of Sales for Americas/Pacific Region for FAST Electronics, a video equipment manufacturer. From 1985 until January 1996, Mr. Ludwig served in several executive sales positions with Abekas Video Systems, a video equipment manufacturer, including International Sales Director for Americas/Pacific Region.

     Mr. Trickett has served as Vice President, Deko Products since April 1997. Prior to that, Mr. Trickett served as the President and CEO of Digital Graphix from November 1994 until the recent acquisition of its Deko product by Pinnacle in April 1997. Mr. Trickett was President of Montage Group Ltd., a video company, from August 1993 to September 1994, and before that spent nine years with Techexport Inc. and an Executive Director and Vice President of Strategic Planning, and European Operations.

     Mr. Wilson has served as Vice President, Broadcast Products since April 1997. From May 1994 to April 1997, Mr. Wilson served as Executive Vice President, Chief Operating Officer and Chief Financial officer of Accom, Inc., a video company. Mr. Wilson has served on the board of directors at Accom since April 1995. From March 1991 to April 1994, Mr. Wilson served as President and Chief Executive Officer of The Grass Valley Group (a subsidiary of Tektronix, Inc.), which provides video systems to the high-end production, post-production and broadcast market.

     Mr. Lewis has served as a director of the Company since December 1995. Mr. Lewis has been Chairman of the Board of Amdahl Corporation, a developer of high performance computer systems, since 1987 and was reelected President and Chief Executive Officer of Amdahl in March 1996. He previously served as President of Amdahl from 1977 until 1987, and was Amdahl's Chief Executive Officer from 1983 until 1992. He is a director of Cypress Semiconductor Corporation, Vitesse Semiconductor Corporation and Infinity Financial Technology, Inc.

     Mr. McMullin has served as a director of the Company since May 1989. Mr. McMullin has been a special limited partner of El Dorado Ventures, a venture capital investment firm, since 1987.

     Mr. Penisten has served as a director of the Company since October 1986. Mr. Penisten has been General Partner of Alpha Venture Partners, a venture capital investment firm, since 1985, and serves on the Board of

Directors  of  IKOS,  a  software  and  hardware developer to support integrated circuits and ASIC-based electronic systems, Bell Microproducts, Inc., a distributor of semiconductor products and a contract manufacturer, and Superconductor Technologies, Inc., a developer of products utilizing superconductivity materials, and serves as Chairman of the Board of Network Peripherals, Inc., a developer of integrated high performance network solutions. Mr. Penisten was Chairman of the American Electronics Association in 1982.

     Mr. Vaughan has served as a director since June 1986. Mr. Vaughan has been a partner of VLCO Investments, a private investment firm that he founded, since 1985. During the period of May 1989 to January 1992 he served in various positions at Homestead Financial Corporation and its subsidiaries, including Executive Vice President and Chief Operating Officer of this diversified financial services company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The   following   table   sets  forth  certain  information  regarding  the
beneficial  ownership of Common Stock of the Company as of September 30, 1997 as
to  (i) each person who is known by the Company to own beneficially more than 5%
of  the  outstanding  shares of Common Stock, (ii) each director of the Company,
(iii)  the  Company's  Chief  Executive Officer and each of the four most highly compensated  executive  officers  of  the Company, (iv) the Selling Shareholders and (v) all directors and executive officers as a group.

                                                        Shares Beneficially                Shares Beneficially
Five Percent Shareholders,                                     Owned                              Owned
                                                       Prior to Offering (1)   Shares       After Offering (1)
the Selling Shareholders, Directors and                ---------------------   Being       --------------------
Certain Executive Officers                              Number     Percent     Offered     Number      Percent
----------------------------------------------------   ---------   ---------   ---------   ---------   --------
The Capital Group Companies, Inc. (2)   ............   565,000        7.5           --     565,000       5.9
Capital Guardian Trust Company
333 South Hope Street
Los Angeles, California 90071

Franklin Resources, Inc. (3)   .....................   543,650        7.2           --     543,650       5.7
Templeton Global Advisors Limited
Charles B. Johnson
Rupert H. Johnson, Jr.
777 Mariners Island Blvd.
San Mateo, California 94404

J. P. Morgan & Co. Incorporated (4)  ...............   440,510        5.8           --     440,510       4.6
60 Wall Street
New York, New York 10260

PaineWebber Group Inc. (5)  ........................   415,100        5.5           --     415,510       4.3
1285 Avenue of the Americas
New York, New York 10019-6028

Wilke/Thompson Capital Management, Inc. (6)   ......   393,400        5.2           --     393,400       4.1
3800 Norwest Center
90 S. 7th Street
Minneapolis, Minnesota 55402

miro Computer Products AG   ........................   203,565        2.7      203,565           0        --
Carl-Miele-Str.4
38112 Braunschweig, Germany

Mark L. Sanders (7)   ..............................   256,800        3.3       44,935     211,865       2.2
Ajay Chopra (8)    .................................   150,658        2.0       20,000     130,658       1.4
Charles J. Vaughan (9)   ...........................    49,285         *            --      49,285         *
Glenn E. Penisten (10)   ...........................    46,339         *            --      46,339         *
William Loesch (11)   ..............................    42,315         *         5,000      37,315         *
Arthur D. Chadwick (12)  ...........................    42,105         *         5,000      37,105         *
Nyal D. McMullin (13)    ...........................    26,516         *         5,000      21,516         *
Brian Conner (14)  .................................    21,625         *         5,000      16,625         *
Robert Wilson (15)    ..............................    11,250         *         5,000       6,250         *
William Ludwig (16)   ..............................     6,809         *         2,500       4,309         *
Keith Trickett (17)   ..............................     4,800         *         4,000         800         *
John Lewis (18) ....................................     2,500         *            --       2,500         *
All directors and executive officers as a group
 (15 persons) (19)    ..............................   691,312        8.6       96,435     594,877       5.9

---------------------
*    Less than 1%

(1) Assumes no exercise of the Underwriters' over-allotment option. Applicable percentage of ownership is based on 7,580,152 shares of Common Stock outstanding as of September 30, 1997 together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days


                                       38

     after  September  30,  1997  are  deemed   outstanding  for  computing  the
     percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

 (2) Reflects ownership as reported on Schedule 13G dated August 8, 1997 filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. ("Capital Group") and Capital Guardian Trust, a wholly-owned subsidiary of Capital Group. Of the shares reported, Capital Guardian Trust has sole dispositive power as to 515,000 of the shares and sole voting power as to 315,000 of such shares. The Company does not have any knowledge as to where voting and dispositive power with respect to such remaining shares reside.

 (3) Reflects ownership as reported on Schedule 13G dated February 12, 1997 filed with the Securities and Exchange Commission by Franklin Resources, Inc. ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited. Templeton Global Advisors Limited has sole voting and dispositive power as to 442,500 of the shares. Templeton Investment Management Limited, an advisory subsidiary of FRI, has sole voting and dispositive power as to 81,750 of the shares. Templeton Investment Management (Australia) Limited, an advisory subsidiary of FRI, has sole voting and dispositive power as to 19,400 of the shares. The address for Templeton Global Advisors Limited is Lyford Cay, P.O. Box N-7759, Nassau, Bahamas.

 (4) Reflects ownership as reported on Schedule 13G dated January 1, 1997 filed with the Securities and Exchange Commission by J.P. Morgan & Co. Incorporated ("J.P. Morgan"). J.P. Morgan has sole dispositive power as to all of these shares and sole voting power as to 234,900 of such shares. The Company does not have knowledge as to where voting power with respect to the remaining shares resides.

 (5) Reflects ownership as reported on Schedule 13G dated February 14, 1997 filed with the Securities and Exchange Commission by PaineWebber Group Inc. ("PaineWebber"). PaineWebber has sole dispositive power as to all of these shares and sole voting power as to 396,300 of these shares. The Company does not have knowledge as to where voting power with respect to the remaining shares reside or with whom dispositive power is shared.

 (6) Reflects ownership as reported on Schedule 13G dated January 21, 1997 filed with the Securities and Exchange Commission by Wilke/Thomson Capital Management, Inc. ("Wilke/Thompson"). Wilke/Thompson has sole voting and dispositive power as to all of such shares.

 (7) Includes 240,769 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 51,959 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

 (8) Includes 53,020 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 30,980 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

 (9) Includes 3,750 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 2,500 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(10) Includes 3,750 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 2,500 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(11) Includes 42,187 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 46,813 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(12) Includes 21,495 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual


                                       39

     also holds options to acquire an additional 34,105 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(13) Includes 11,250 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 2,500 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(14) Includes 21,625 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 22,375 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(15) Includes 11,250 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 33,750 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(16) Includes 5,333 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 16,667 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(17) Includes 4,000 Shares of Common Stock that may be acquired upon exercise of stock options which are presently execisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 26,000 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(18) Includes 2,500 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997. Such individual also holds options to acquire an additional 3,750 shares of Common Stock which options are not currently exercisable and will not be exercisable within 60 days of September 30, 1997.

(19) Includes 450,266 shares of Common Stock that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 30, 1997.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Piper Jaffray Inc. and Volpe Brown Whelan & Company, LLC, have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock:


                                                   Number of
Name                                                 Shares
-----------------------------------------------   ------------

     Hambrecht & Quist LLC   ..................
     Piper Jaffray Inc.   .....................
     Volpe Brown Whelan & Company, LLC   ......





     Total    .................................   ------------
                                                    2,300,000
                                                  ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $______ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $______ per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 345,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's executive officers and directors have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock during the 90 day period following the effective date of the Registration Statement of which this Prospectus is a part, other than the sale of up to 37,375 shares of Common Stock in the aggregate, currently held, hereafter acquired upon the exercise of options currently held by the executive officers or directors, or hereafter acquired by such individuals under the Company's 1994 Employee Stock Purchase Plan. The
Company and the Selling Shareholders have also agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, (i) sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any share of Common Stock or any securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or (ii) enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the above clause (i) or (ii) is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, during the 90 days after the date of this Prospectus, other than (a) the sale by the Company to the Underwriters of the shares of Common Stock pursuant to the Underwriting Agreement (b) the issuance by the Company of shares of Common Stock upon exercise of options granted pursuant to the Company's stock plans or upon purchases pursuant to the Company's Employee Stock Purchase Plan, in each case as outstanding or reserved for issuance on the date of this Prospectus and
(c) options to purchase Common Stock granted under the Company's stock plans and reserved for such purpose on the date of this Prospectus.

     In general, the rules of the Commission will prohibit the Underwriters from asking a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling off" period.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transaction. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     The Underwriters have advised the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.


                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of June 30, 1996 and 1997 and for each of the years in the three-year period ended June 30, 1997 have been included herein and incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and are included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                    PINNACLE SYSTEMS, INC. AND SUBSIDIARIES


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


         Independent Auditors' Report    ........................    F-2
         Consolidated Balance Sheets  ...........................    F-3
         Consolidated Statements of Operations    ...............    F-4
         Consolidated Statements of Shareholders' Equity   ......    F-5
         Consolidated Statements of Cash Flows    ...............    F-6
         Notes to Consolidated Financial Statements  ............    F-7

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS
PINNACLE SYSTEMS, INC.:


     We have audited the accompanying consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.



                                        KPMG PEAT MARWICK LLP


Palo Alto, California
July 22, 1997

                    PINNACLE SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                          June 30,            September 30,
                                                                  ------------------------   --------------
                                                                     1996         1997            1997
                                                                  ----------   -----------   --------------
                                                                                              (Unaudited)
Assets
Current assets:
 Cash and cash equivalents    .................................   $27,846      $ 32,788        $  28,635
 Marketable securities  .......................................    29,315        15,024           19,248
 Accounts receivable, less allowance for doubtful accounts
   and returns of $840 and $1,754 and $2,463 as of June 30,
   1996 and 1997, and September 30, 1997, respectively   ......     7,526        10,646           15,858
 Inventories   ................................................     9,611         5,497            6,692
 Deferred taxes   .............................................     2,091           --               --
 Prepaid expenses and other assets  ...........................       311           528              671
                                                                  --------     ---------       ---------
   Total current assets    ....................................    76,700        64,483           71,104
Property and equipment, net   .................................     2,204         4,395            4,809
Marketable securities   .......................................     3,973           --               --
Deferred taxes    .............................................     1,154           --               --
Other assets   ................................................       530         1,129            4,804
                                                                  --------     ---------       ---------
                                                                  $84,561      $ 70,007        $  80,717
                                                                  ========     =========       =========
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable    ..........................................   $ 1,495      $  3,955        $   5,375
 Accrued expenses & other  ....................................     2,621         2,584            7,634
 Note payable for acquisition    ..............................       --            --            15,150
 Deferred revenue    ..........................................       247           282              637
                                                                  --------     ---------       ---------
   Total current liabilities  .................................     4,363         6,821           28,796
                                                                  --------     ---------       ---------
Long-term obligations   .......................................       --            475              475
Commitments
Shareholders' equity:
 Preferred Stock; authorized 5,000 shares; none issued and
   outstanding ................................................       --            --               --
 Common stock; authorized 15,000 shares; 7,468, 7,303 and
   7,580 issued and outstanding as of June 30, 1996 and
   1997 and September 30, 1997, respectively    ...............    77,902        75,316           80,342
 Deferred compensation, net   .................................       (34)          --               --
 Foreign currency translation    ..............................       --            --                56
 Retained earnings (deficit)  .................................     2,330       (12,605)         (28,952)
                                                                  --------     ---------       ---------
   Total shareholders' equity    ..............................    80,198        62,711           51,446
                                                                  --------     ---------       ---------
                                                                  $84,561      $ 70,007        $  80,717
                                                                  ========     =========       =========

          See accompanying notes to consolidated financial statements.

                    PINNACLE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                                        Three Months Ended
                                                 Fiscal Year Ended June 30,                September 30,
                                          ----------------------------------------   -------------------------
                                                                                            (Unaudited)
                                             1995         1996           1997           1996          1997
                                          ----------   ----------   --------------   ----------   ------------
Net sales  ..............................$ 22,193     $ 46,151       $   37,482     $ 11,443      $  16,514
Cost of sales    ........................  11,291       23,854           23,997        5,996          7,736
                                          --------     --------      ----------      --------     ----------
Gross profit  ...........................  10,902       22,297           13,485        5,447          8,778
                                          --------     --------      ----------      --------     ----------
Operating expenses:
 Engineering and product development  ...   2,405        5,140            7,579        1,782          2,072
 Sales and marketing   ..................   5,340        8,907           12,667        2,694          5,221
 General and administrative  ............   1,088        2,186            3,702          764          1,271
 In process research and development  ...     --         3,991            4,894          --          16,960
                                          --------     --------      ----------      --------     ----------
    Total operating expenses    .........   8,833       20,224           28,842        5,240         25,524
                                          --------     --------      ----------      --------     ----------
Operating income (loss)   ...............   2,069        2,073          (15,357)         207        (16,746)
Interest income, net   ..................     738        3,345            2,867          763            552
                                          --------     --------      ----------      --------     ----------
Income (loss) before income taxes  ......   2,807        5,418          (12,490)         970        (16,194)
Income tax expense  .....................    (567)      (1,734)          (2,445)        (358)          (153)
                                          --------     --------      ----------      --------     ----------
Net income (loss)   ..................... $ 2,240      $ 3,684       $  (14,935)     $   612      $ (16,347)
                                          ========     ========      ==========      ========     ==========
Net income (loss) per share  ............ $  0.44      $  0.48       $    (2.02)     $  0.08      $   (2.21)
                                          ========     ========      ==========      ========     ==========
Shares used to compute net income (loss)
 per share    ...........................   5,110        7,689            7,402        7,823          7,402
                                          ========     ========      ==========      ========     ==========

          See accompanying notes to consolidated financial statements.

                    PINNACLE SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              Convertible
                                            preferred stock         Common stock
                                        ----------------------- --------------------
(In thousands)                            Shares      Amount     Shares    Amount
--------------------------------------- ----------- ----------- -------- -----------
Balances as of June 30, 1994  .........    1,551    $  6,504     1,057    $    328
Conversion of preferred stock to
 common stock  ........................   (1,551)     (6,504)    1,600       6,504
Issuance of common stock in initial
 public offering, net of issuance costs
 of $2,268  ...........................      --          --      2,395      21,682
Issuance of common stock related to
 stock plans and warrants  ............      --          --        204         269
Tax benefit from common stock option
 exercise   ...........................      --          --        --          387
Amortization of deferred
 compensation  ........................      --          --        --          --
Net income  ...........................      --          --        --          --
                                         -------    ---------    -----    --------
Balances as of June 30, 1995  .........      --     $    --      5,256    $ 29,170
Issuance of common stock in
 secondary public offering, net of
 issuance costs of $2,831  ............      --          --      1,810      43,787
Issuance of common stock related to
 stock plans   ........................      --          --        402       1,248
Tax benefit from common stock option
 exercise   ...........................      --          --        --        3,697
Amortization of deferred
 compensation  ........................      --          --        --          --
Net income  ...........................      --          --        --          --
                                         -------    ---------    -----    --------
Balances as of June 30, 1996  .........      --     $    --      7,468    $ 77,902
Issuance of common stock related to
 stock plans   ........................      --          --        152       1,041
Repurchase of common stock    .........      --          --       (317)     (3,627)
Amortization of deferred
 compensation  ........................      --          --        --          --
Net loss    ...........................      --          --        --          --
                                         -------    ---------    -----    --------
Balances as of June 30, 1997  .........      --     $    --      7,303    $ 75,316
Issuance of common stock related to
 stock plans (unaudited)   ............      --          --         73         674
Issuance of common stock related to
 acquisition (unaudited)   ............      --          --        204       4,352
Foreign currency translation
 (unaudited)   ........................      --          --        --          --
Net loss (unaudited)    ...............      --          --        --          --
                                         -------    ---------    -----    --------
Balances as of September 30, 1997
 (unaudited)   ........................      --     $    --      7,580    $ 80,342
                                         =======    =========    =====    ========

                                                          Foreign       Retained        Total
                                           Deferred      currency       earnings     shareholders'
(In thousands)                           compensation   translation    (deficit)        equity
--------------------------------------- -------------- ------------- -------------- --------------
Balances as of June 30, 1994  .........    $  (113)      $  --        $   (3,594)    $    3,125
Conversion of preferred stock to
 common stock  ........................        --           --               --             --
Issuance of common stock in initial
 public offering, net of issuance costs
 of $2,268  ...........................        --           --               --          21,682
Issuance of common stock related to
 stock plans and warrants  ............        --           --               --             269
Tax benefit from common stock option
 exercise   ...........................        --           --               --             387
Amortization of deferred
 compensation  ........................         40          --               --              40
Net income  ...........................        --           --             2,240          2,240
                                           -------          ----      ----------     ----------
Balances as of June 30, 1995  .........    $   (73)         --        $   (1,354)    $   27,743
Issuance of common stock in
 secondary public offering, net of
 issuance costs of $2,831  ............        --           --               --          43,787
Issuance of common stock related to
 stock plans   ........................        --           --               --           1,248
Tax benefit from common stock option
 exercise   ...........................        --           --               --           3,697
Amortization of deferred
 compensation  ........................         39          --               --              39
Net income  ...........................        --           --             3,684          3,684
                                           -------          ----      ----------     ----------
Balances as of June 30, 1996  .........    $   (34)         --        $    2,330     $   80,198
Issuance of common stock related to
 stock plans   ........................        --           --               --           1,041
Repurchase of common stock    .........        --           --               --          (3,627)
Amortization of deferred
 compensation  ........................         34          --               --              34
Net loss    ...........................        --           --           (14,935)       (14,935)
                                           -------          ----      ----------     ----------
Balances as of June 30, 1997  .........    $   --           --        $  (12,605)    $   62,711
Issuance of common stock related to
 stock plans (unaudited)   ............        --           --               --             674
Issuance of common stock related to
 acquisition (unaudited)   ............        --           --               --           4,352
Foreign currency translation
 (unaudited)   ........................        --            56              --              56
Net loss (unaudited)    ...............        --           --           (16,347)       (16,347)
                                           -------          ----      ----------     ----------
Balances as of September 30, 1997
 (unaudited)   ........................    $   --           $56       $  (28,952)    $   51,446
                                           =======          ====      ==========     ==========

          See accompanying notes to consolidated financial statements.

                    PINNACLE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                                                                                 Three Months Ended
                                                               Year Ended June 30,                 September 30,
                                                     --------------------------------------- --------------------------
                                                        1995         1996          1997         1996          1997
                                                     ----------- ------------ -------------- ----------- --------------
                                                                                                    (Unaudited)
Cash flows from operating activities:
 Net income (loss)    ..............................  $  2,240    $   3,684    $  (14,935)    $    612    $  (16,347)
 Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
   Acquired research and development    ............       --         3,991         4,894          --         16,960
   Depreciation and amortization  ..................       285          736         1,599          254           648
   Deferred taxes  .................................       --        (3,245)        3,245          --            --
   Tax benefit from exercise of common stock
    options  .......................................       387        3,697           --           --            --
   Loss on disposal of property and equipment ......       --           --            448          --            --
   Changes in operating assets and liabilities:
    Accounts receivable  ...........................    (2,755)      (2,980)       (3,120)      (1,680)       (4,871)
    Inventories    .................................    (2,924)      (4,073)        4,649          373           572
    Accounts payable  ..............................     2,350       (1,916)        2,460          (64)        1,284
    Accrued expenses  ..............................       526        1,307          (512)         144         1,376
    Deferred revenue  ..............................      (674)        (170)           35          (58)          355
    Other    .......................................       (93)        (152)         (349)        (171)          (63)
                                                      --------    ---------    ----------     --------    ----------
     Net cash provided by (used in) operating
       activities  .................................      (658)         879        (1,586)        (590)          (86)
                                                      --------    ---------    ----------     --------    ----------
Cash flows from investing activities:   ............
 Cash payment for acquistions  .....................       --        (4,412)       (5,270)         --            --
 Purchases of property and equipment    ............      (931)      (1,834)       (3,880)      (1,659)         (517)
 Purchases of marketable securities  ...............    (9,840)     (37,448)      (14,644)      (3,955)       (4,224)
 Proceeds from maturity of marketable securities         1,000       13,000        32,908       18,000           --
                                                      --------    ---------    ----------     --------    ----------
     Net cash provided by (used in) investing
       activities  .................................    (9,771)     (30,694)        9,114       12,386        (4,741)
                                                      --------    ---------    ----------     --------    ----------
Cash flows from financing activities:
 Proceeds from issuance of common stock    .........    21,951       45,035         1,041           60           674
 Purchase of common stock   ........................       --           --         (3,627)         --            --
                                                      --------    ---------    ----------     --------    ----------
     Net cash provided by (used in) financing
       activities  .................................    21,951       45,035        (2,586)          60           674
                                                      --------    ---------    ----------     --------    ----------
Net increase (decrease) in cash and cash
 equivalents    ....................................    11,522       15,220         4,942       11,856        (4,153)
Cash and cash equivalents at beginning of period ...     1,104       12,626        27,846       27,846        32,788
                                                      --------    ---------    ----------     --------    ----------
Cash and cash equivalents at end of period    ......  $ 12,626    $  27,846    $   32,788     $ 39,702    $   28,635
                                                      ========    =========    ==========     ========    ==========
Supplemental disclosures of cash paid during the
 period:
 Interest    .......................................  $     23    $       9    $       11     $      2    $        1
                                                      ========    =========    ==========     ========    ==========
 Income taxes   ....................................  $      2    $     312    $      442     $    285    $     (280)
                                                      ========    =========    ==========     ========    ==========
Non-cash transactions:
 Note payable to Miro for acquisition   ............  $    --     $     --     $      --      $    --     $   15,150
                                                      ========    =========    ==========     ========    ==========
 Liabilities associated with the acquistion of
   certain net assets    ...........................  $    --     $     161    $      978     $    --     $    3,810
                                                      ========    =========    ==========     ========    ==========
 Common stock issued for Miro acquisition  .........  $    --     $     --     $      --      $    --     $    4,352
                                                      ========    =========    ==========     ========    ==========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information  for the three months ended September 30, 1996 and 1997 is unaudited


Note 1 Summary of the Company and Significant Accounting Policies

     Company. Pinnacle   Systems,   Inc.   designs,  manufactures,  markets  and
supports computer-based video post-production products for the broadcast, desktop and consumer markets.

     Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.
Intercompany balances and transactions have been eliminated in consolidation. The Company's first three fiscal quarters end on the last Friday in September, December and March, respectively. For financial statement presentation, the Company has indicated its fiscal quarters as ending on the month-end.

     Cash and Marketable Securities. The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Marketable securities consist principally of government securities with maturities between three and eighteen months and are carried at cost which approximates fair value. These investments are typically short-term in nature and therefore bear minimal interest rate risk.

     All investments are classified as held-to-maturity and are carried at amortized cost as the Company has both the positive intent and the ability to hold to maturity. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to "Interest income." Due to the relatively short term until maturity, the fair value of marketable securities is substantially equal to their carrying value as of June 30, 1997. Such investments mature through December 1997.

     Inventories. Inventories are stated at the lower of first-in, first-out cost or market. Raw materials inventory represents purchased materials, components and assemblies, including fully assembled circuit boards purchased from outside vendors.

     Property and Equipment. Purchased property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective as of the beginning of fiscal 1997. This adoption had no material effect on the Company's financial statements.

     Revenue Recognition. Revenue on product sales is recognized upon shipment. Warranty costs are accrued at the time sales are recognized. Provision is made currently for estimated product returns and price protection which may occur under programs the Company has with certain customers.

     Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Net Income (Loss) Per Share. Net income per share is computed using the weighted average number of common shares and dilutive common stock equivalents outstanding using the treasury stock method. Dilutive common stock equivalents include convertible preferred stock, stock options and warrants. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued for consideration below the assumed initial public offering ("IPO") price and stock options granted with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the Company's IPO, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method based on the IPO price, as if they were outstanding for all periods presented prior to the IPO date. The 1995 net income per share amounts are presented on a pro forma basis using the pro forma weighted average number of common shares outstanding and common share equivalents outstanding during the period, after giving retroactive effect to the automatic conversion of all series of preferred stock into shares of common stock at the IPO date.

Information for the three months ended September 30, 1996 and 1997 is unaudited


     Recent Accounting Pronouncements. The Financial Accounting Standards Board recently issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures (or potentially dilutive securities, such as convertible debt, options and warrants), diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company has not yet determined the impact of adopting SFAS No. 128.

     The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for annual and interim periods beginning after December 15, 1997. The Company has not yet determined the impact of adopting SFAS No. 130.

     The Financial Accounting Standards Board recently issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. This Statement is effective for financial statements for periods beginning after December 31, 1997. The Company has not yet determined whether it has any separately reportable business segments.

     Stock-Based Compensation. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" beginning with the fiscal year ended June 30, 1996. Upon adoption of SFAS No. 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and has provided in Note 6 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

     Concentration of Credit Risk. The Company distributes and sells its products to end users primarily through a combination of independent domestic and international dealers and original equipment manufacturers ("OEMs"). The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains cash and cash equivalents, short- and long-term investments with various financial institutions. Company policy is designed to limit exposure with any one institution. As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained material credit losses from these institutions.

     Use of Estimates in Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Information for the three months ended September 30, 1996 and 1997 is unaudited


Note 2 Balance Sheet Components

                                                   June 30,
                                            -----------------------    September 30,
In thousands                                   1996         1997           1997
------------------------------------------- ----------   ----------   --------------
                                                                       (unaudited)
         Marketable securities:
         Amortized cost  .................. $ 32,872     $14,982        $ 18,955
         Accrued interest   ...............     416           42             293
                                            --------     --------       --------
                                            $ 33,288     $15,024        $ 19,248
                                            ========     ========       ========
         Inventories:
         Raw materials   .................. $ 7,695      $ 3,554        $  4,514
         Work in process    ...............     405          771             967
         Finished goods  ..................   1,511        1,172           1,211
                                            --------     --------       --------
                                            $ 9,611      $ 5,497        $  6,692
                                            ========     ========       ========
         Property and equipment:
         Machinery and equipment  ......... $ 3,072      $ 3,462        $  4,043
         Office furniture and fixtures  ...     747        2,917           3,195
                                            --------     --------       --------
                                              3,819        6,379           7,238
         Accumulated depreciation    ......  (1,615)      (1,984)         (2,429)
                                            --------     --------       --------
                                            $ 2,204      $ 4,395        $  4,809
                                            ========     ========       ========
         Accrued expenses:
         Payroll and commission related     $   382      $   508        $    718
         Taxes payable   ..................   1,145          --              333
         Warranty reserve   ...............     388          613           1,254
         Other  ...........................     706        1,463           5,329
                                            --------     --------       --------
                                            $ 2,621      $ 2,584        $  7,634
                                            ========     ========       ========

Note 3 Acquisitions

     In August 1997, the Company acquired the miro Digital Video Products from miro Computer Products AG. In the acquisition, the Company acquired the assets of the miro Digital Video Products group, including the miroVIDEO product line, certain technology and other assets. The Company paid $15.2 million in cash in October 1997, issued 203,565 shares of common stock, valued at $4.4 million, assumed liabilities of $2.7 million and incurred transaction costs of $1.1 million. The fair value of assets acquired included tangible assets, primarily inventories, of $2.4 million, goodwill and other intangibles of $3.9 million, and the Company expensed $17.0 million of in-process research and development. In addition, the Company incurred $465,000 of other non-recurring costs in the quarter ended September 30, 1997 and anticipates that it will incur additonal costs in connection with integrating the businesses. The terms of the acquisition also included an earnout provision in which miro Computer Products AG will receive additional consideration equal to 50% of sales generated in excess of $37 million during the first twelve full months following the acquisition as long as operating profits related to such sales exceed 3% of sales, increasing to 85% of sales for those sales which exceed $59 million during the same twelve month period. Any earnout payments will be paid in common stock of the Company.

Information for the three months ended September 30, 1996 and 1997 is unaudited


     The following table presents unaudited pro forma financial information which gives effect to the acquisition of certain assets and assumption of certain liabilities of the Digital Video Group from miro Computer Products AG as if the transaction occurred at the beginning of each period presented. The table includes the impact of certain adjustments, including elimination of the nonrecurring charge for acquired in process research and development, and additional depreciation and amortization relating to property, equipment and intangible assets acquired.

                                           Three months ended      Year ended
                                           September 30, 1997     June 30, 1997
(In thousands, except per share data)     --------------------   --------------
Net sales   ...........................         $22,991            $  74,255
Net income (loss) .....................         $   487            $ (14,353)
Net income (loss) per share   .........         $  0.06            $   (1.89)


     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

     In April 1997, the Company purchased the Deko titling systems product line and technology from Digital GraphiX, Inc. The Company paid $5,270,000 in cash, and assumed liabilities of $978,000. The assets acquired primarily included intangible assets consisting of software in the development stage and existing software. The Company acquired inventory and other tangible property of $593,000; intangible assets including the Deko brand name, work force-in-place, and source code technology totaling $762,000; and in process research and development of $4,894,000. The capitalized intangible assets and purchased software are being amortized over a seven year period.

     In June 1996, the Company purchased certain assets and liabilities from Gold Disk Inc., a developer and marketer of software products for video editing and assembly. The Company paid $4,412,000 in cash and assumed liabilities of $161,000. The assets acquired primarily included intangible assets consisting of software in the development stage and existing software. The Company
acquired   inventory,  accounts  receivable,  and  other  tangible  property  of
$240,000; intangible assets including the VideoDirector brand name, user list and source code technology totaling $342,000; and in process research and development of $3,991,000. The capitalized intangible assets and purchased software are being amortized over a three year period.

     To determine the value of the software in the development stage for these acquisitions, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks include the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes in future target markets.

Note 4 Commitments

     The Company's future minimum commitments under all noncancelable leases at June 30, 1997 are $1,316,000, $1,316,000, $1,307,000, $1,228,000, $1,210,000
and  $1,151,000  for  1998, 1999, 2000, 2001, 2002 and thereafter, respectively.
Rental income from noncancelable subleases will be $305,000 and $40,000 for 1998 and 1999, respectively. Rent expense was $817,000, $343,000 and $256,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

Note 5 Shareholders' Equity

     Common Stock. In November 1994, the Company completed its IPO selling 2,395,000 shares of common stock for net proceeds of $21,682,000 after underwriting discounts and associated costs. In conjunction therewith, 1,551,000 shares of preferred stock outstanding were converted to 1,600,000 shares of common

Information for the three months ended September 30, 1996 and 1997 is unaudited stock. In July 1995, the Company completed a public offering selling an additional 1,810,000 shares of common stock for net proceeds of $43,787,000 after underwriting discounts and associated costs.

     Stock Repurchase Program. In January 1997, the Board of Directors authorized a stock repurchase program pursuant to which the Company may repurchase up to 750,000 shares of its common stock on the open market. Through June 30, 1997, the Company has repurchased and retired 317,000 shares at an average purchase price of $11.43 for a total cost of $3,627,000. No shares were repurchased after June 30, 1997 and, in October, 1997 the Board of Directors rescinded the stock repurchase program.

     Shareholder Rights Plan. In December 1996, the Company adopted a Shareholder Rights Plan pursuant to which one Right was distributed for each outstanding share of common stock. Each Right entitles stockholders to buy one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $65.00 upon certain events.

     The Rights become exercisable if a person acquires 15% or more of the Company's common stock or announces a tender offer that would result in such person owning 15% or more of the Company's common stock. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.001 per Right at any time within ten days after a person has acquired 15% or more of the Company's common stock.


Note 6 Employee Benefit Plans

     Stock Option Plans. The Company's 1987 Stock Option Plan (the "1987 Plan") provides for the grant of both incentive and nonstatutory stock options to employees, directors and consultants of the Company. Pursuant to the terms of the 1987 Plan, after April 1997 no further shares are available for future grants.

     In September 1994, the shareholders approved the 1994 Directors' Option Plan (the "Director Plan"), reserving 100,000 shares of common stock for issuance. The Plan provides for the granting of nonstatutory stock options to non-employee directors of the Company. Under the Director Plan, upon joining the Board, each non-employee director automatically receives an option to purchase 5,000 shares of the Company's common stock vesting over four years. Following each annual shareholders meeting, each non-employee director receives an option to purchase 1,250 shares of the Company's common stock vesting over a twelve month period. All Director Plan options are granted at an exercise price equal to fair market value on the date of grant and have a ten year term. There were 75,000 and 80,000 shares available for grants under the Director Plan at June 30, 1997 and 1996, respectively.

     In October 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Plan"), reserving 370,000 shares of common stock for issuance. The 1996 Plan provides for grants of both incentive and nonstatutory common stock options to employees, directors and consultants to purchase common stock at a price equal to the fair market value of such shares on the grant dates. Options pursuant to the 1996 Plan are generally granted for a 10-year term and generally vest over a four-year period. At June 30, 1997, there were 325,000 shares available for grant under the 1996 Plan. Subject to shareholder approval at the 1997 annual meeting of Shareholders, the Board of Directors increased the number of shares available for grant by 365,000 shares.

     In November 1996, the Board of Directors approved the 1996 Supplemental Stock Option Plan (the "1996 Supplemental Plan"), reserving 350,000 shares of common stock for issuance. The 1996 Supplemental Plan provides for grants of nonstatutory common stock options to employees and consultants other than officers and directors at a price determined by the Board of Directors. Options pursuant to the 1996 Supplemental Plan are

Information for the three months ended September 30, 1996 and 1997 is unaudited generally granted for a 10-year term and generally vest over a four-year period. At June 30, 1997, there were 39,000 shares available for grant under the 1996 Supplemental Plan. In July 1997, the Board of Directors increased by 500,000 the number of shares available for grant.

     In addition to the above mentioned plans, an officer of the Company holds 73,000 options at an exercise price of $1.00 and 140,000 options at an exercise price of $2.25, all of which are outside of these plans and were exercisable as of June 30, 1997 and 1996.

     Stock option activity under these employee and director option plans was as follows (shares in thousands):


                                             Available       Options       Weighted Average
                                             For Grant     Outstanding     Exercise Price
                                            -----------   -------------   -----------------
        Balance at June 30, 1994  .........     597            956             $  1.45
        Additional shares reserved   ......     100             --                  --
        Exercised  ........................      --           (188)            $  1.02
        Granted    ........................    (494)           494             $ 11.77
        Canceled   ........................      14            (14)            $  3.54
                                              -----          -----
        Balance at June 30, 1995  .........     217          1,248             $  5.57
        Additional shares reserved   ......     360             --                  --
        Exercised  ........................      --           (367)            $  2.12
        Granted    ........................    (516)           516             $ 20.71
        Canceled   ........................     139           (139)            $ 26.33
                                              -----          -----
        Balance at June 30, 1996  .........     200          1,258             $ 10.50
        Additional shares reserved   ......     720             --                  --
        Exercised  ........................      --            (81)            $  4.71
        Granted    ........................    (708)           708             $ 11.22
        Canceled   ........................     227           (248)            $ 15.41
                                              -----          -----
        Balance at June 30, 1997  .........     439          1,637             $ 10.35
                                              =====          =====             ========

     The following table summarizes stock options outstanding and execisable at June 30, 1997.


                                         Outstanding                           Exercisable
                        ---------------------------------------------   --------------------------
                                            Weighted        Weighted                      Weighted
                                             Average        Average                       Average
                            Shares          Remaining       Exercise        Shares        Exercise
Exercise Price Range     in thousands     Life in years      Price       In thousands      Price
----------------------- --------------   ---------------   ----------   --------------   ---------
$ 0.85 to 6.25   ......       512              4.1           $ 3.05          441           $ 2.67
$10.00 to 11.19  ......       437              9.2           $10.19           17           $10.49
$11.50 to 16.00  ......       507              8.9           $14.27           97           $15.30
$17.00 to 31.75  ......       181              8.2           $20.38           79           $19.81
                            ------             ---           -------         ----         -------
   Total   ............     1,637              7.4           $10.35          634           $ 6.96
                            ======             ===           =======         ====         =======

Information for the three months ended September 30, 1996 and 1997 is unaudited

     Stock  Compensation. The  Company has elected to follow APB Opinion No. 25,
"Accounting  for  Stock  Issued  to  Employees."  In October 1995, the Financial
Accounting  Standards Board issued SFAS No. 123, "Accounting for Stock Issued to
Employees" which established a fair value based method of accounting for employee stock option plans. The Company has elected to adopt the disclosure method of SFAS No. 123. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                           Employee Stock Options      Stock Purchase Plan
                                             Year ended June 30,       Year ended June 30,
                                           -----------------------   -----------------------
                                              1996         1997         1996         1997
                                           ----------   ----------   ----------   ----------
         Expected life (in years)   ......    6.0         6.0          0.5          0.5
         Risk-free interest rate .........    6.01%       6.33%        5.46%        5.89%
         Volatility  .....................    55.5%       55.5%        55.5%        55.5%
         Dividend yield    ...............       0%          0%           0%           0%

     Had compensation expense for the Company's stock based compensation plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:


                                         Year ended June 30,
                                   --------------------------------
                                       1996             1997
                                   ------------   -----------------
         Net income (loss):
            As reported   ......   $3,684,000      $ (14,935,000)
            Pro forma  .........   $2,418,000      $ (17,245,000)
         Earnings per share:
            As reported   ......   $     0.48      $       (2.02)
            Pro forma  .........   $     0.31      $       (2.33)


     Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Retirement Plan. The Company has a defined contribution 401(k) plan covering substantially all of its domestic employees. Participants may elect to contribute up to 15% of their eligible earnings to this plan (up to the statutory maximum amount). The Company can make discretionary contributions to the plan determined solely by the Board of Directors. The Company has not made any such contributions to the plan to date.

     Stock Purchase Plan. The Company has a 1994 Employee Stock Purchase Plan (the "Purchase Plan") under which all eligible employees may acquire Common Stock at the lesser of 85% of the closing sales price of the stock at specific, predetermined dates. In April 1997, the shareholders increased the number of shares authorized to be issued under the plan to 350,000 shares, of which 238,000 are available for issuance at June 30, 1997. Employees purchased 72,000, 34,000 and 6,000 shares for the years ended June 30, 1997, 1996 and 1995, respectively.

Information for the three months ended September 30, 1996 and 1997 is unaudited


Note 7 Income Taxes

     A summary of the components of income tax expense follow (in thousands):

                                                                   Year ended June 30,
                                                           -----------------------------------
                                                             1995        1996         1997
                                                           --------   ----------   -----------
         Current:
          U.S federal  .................................   $ 886      $ 1,185       $  (841)
          State  .......................................     242          539             5
          Foreign   ....................................       5           15            36
          Less: benefit of net operating losses   ......    (953)        (457)           --
                                                           ------     --------      -------
            Total current    ...........................     180        1,282          (800)
         Deferred:
          U.S. Federal    ..............................      --       (2,467)        2,467
          State  .......................................      --         (778)          778
                                                           ------     --------      -------
            Total deferred   ...........................      --       (3,245)        3,245
         Charge in lieu of taxes attributable to
          employer stock option plans    ...............     387        3,697            --
                                                           ------     --------      -------
            Total tax expense   ........................   $ 567      $ 1,734       $ 2,445
                                                           ======     ========      =======


     Total   income  tax  expense  differs  from  expected  income  tax  expense
(computed  by  applying  the  U.S.  federal  corporate income tax rate of 34% to profit (loss) before taxes) as follows (in thousands):


                                                                           Year ended June 30,
                                                                  -------------------------------------
                                                                    1995        1996          1997
                                                                  --------   ----------   -------------
Income tax expense (benefit) at federal statutory rate   ......   $ 954      $ 1,842       $  (4,246)
State income taxes, net of federal income tax benefit    ......     143          738               5
Domestic international sales corporation benefit   ............    (215)          --              --
Termination of domestic international sales corporation
 election   ...................................................      --          566              --
Unutilized net operating loss    ..............................      --           --           3,305
Research tax credit  ..........................................     (81)          --              --
Change in beginning of the year valuation allowance   .........    (311)      (1,572)          3,245
Other, net  ...................................................      77          160             136
                                                                  ------     --------      ---------
                                                                  $ 567      $ 1,734       $   2,445
                                                                  ======     ========      =========

Information for the three months ended September 30, 1996 and 1997 is unaudited

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of June 30, 1997, 1996 and 1995, are as follows (in thousands):

                                                                 Year ended June 30,
                                                        -------------------------------------
                                                           1995         1996         1997
                                                        -----------   ---------   -----------
Deferred tax assets:
 Accrued expense and reserves   .....................    $    811     $ 1,682      $  3,965
 Acquired intangibles  ..............................          --       1,622         3,410
 Net operating loss carry forwards    ...............         792         122         1,121
 Tax credit carryforwards    ........................         560         286         1,225
 Other  .............................................          --         146            53
                                                         --------     -------      --------
   Total gross deferred tax assets    ...............       2,163       3,858         9,774
   Less: valuation allowance    .....................      (2,115)         --        (9,243)
                                                         --------     -------      --------
    Net deferred tax assets  ........................          48       3,858           531
                                                         --------     -------      --------
Deferred tax liabilities:
 Accumulated domestic international sales corporation
   income  ..........................................          --        (566)         (503)
 Fixed assets and other assets  .....................         (48)        (47)          (28)
                                                         --------     -------      --------
    Total gross deferred tax liabilities    .........         (48)       (613)         (531)
                                                         --------     -------      --------
    Net deferred tax assets  ........................    $     --     $ 3,245      $     --
                                                         ========     =======      ========

     As of June 30, 1997, the Company has federal and state net operating loss carryforwards of $3,065,000 and $1,349,000, respectively, which expire from 2002 to 2012. The Company also has federal research and experimentation and alternative minimum tax credit carryforwards of $886,000 which expire between 2006 and 2012, and state research and experimentation credit carryforwards of $339,000 which have no expiration provision. Included in gross deferred tax assets above is approximately $300,000 related to stock option compensation for which the benefit, when realized, will be recorded to equity.

Information for the three months ended September 30, 1996 and 1997 is unaudited

Note 8 Industry and Geographic Information


     The Company markets its products in North America and in foreign countries through its sales personnel, dealers, distributors and subsidiaries. Export sales account for a significant portion of the Company's net sales. Net sales are summarized by geographic areas as follows:


                                                      Three months
                                                    ended September
                           Year ended June 30,             30,
                         ------------------------   -----------------
                          1995     1996     1997     1996      1997
                         ------   ------   ------   ------   --------
North America   ......    53%      61%      60%      64%        52%
Europe    ............    26       26       26       23         37
Rest of World   ......    21       13       14       13         11
                         ----     ----     ----     ----      ----
                         100%     100%     100%     100%       100%

     In the years ended June 30, 1997 and 1996, and the three months ended September 30, 1997 and 1996 one customer, Avid Technology, Inc. ("Avid"), accounted for approximately 26.4%, 43.3%, 17.9% and 27.2% of the Company's net sales, respectively. Avid also accounted for approximately 13.4% and 20.0% and 36.7% of net accounts receivable at September 30, 1997, June 30, 1997 and 1996, respectively. Another customer accounted for approximately 12.8% of net sales during the three months ended September 30, 1996.


Note 9 Related Parties

     The Company and Bell Microproducts Inc. ("Bell") are parties to an agreement ("the Agreement") under which value-added turnkey services are performed by Bell on behalf of the Company. Pursuant to the Agreement, Bell builds certain products in accordance with the Company's specifications. A director of the Company is also a director of Bell. During the years ended June 30, 1997, 1996 and 1995 and the three months ended September 30, 1997 and 1996, the Company purchased materials totaling $4,451,000, $16,466,000, $8,286,000, $999,000 and $2,087,000, respectively, from Bell pursuant to the Agreement.

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.

                                 -----------

                               TABLE OF CONTENTS



                                                  Page
                                                 -----
Available Information    .....................      2
Information Incorporated By Reference   ......      2
Prospectus Summary    ........................      3
Risk Factors    ..............................      5
Forward-Looking Information    ...............     11
Use of Proceeds    ...........................     12
Price Range of Common Stock    ...............     12
Dividend Policy    ...........................     12
Capitalization  ..............................     13
Selected Consolidated Financial Data    ......     14
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations   ..............................     15
Business  ....................................     23
Management   .................................     35
Principal and Selling Shareholders   .........     38
Underwriting    ..............................     41
Experts   ....................................     42
Legal Matters   ..............................     42
Index to Consolidated Financial Statements ...    F-1


================================================================================

                                2,300,000 Shares





                               [GRAPHIC OMITTED]





                                  Common Stock





                                --------------
                                  PROSPECTUS
                                --------------




                               HAMBRECHT & QUIST

                               PIPER JAFFRAY INC.

                              VOLPE BROWN WHELAN
                                   & COMPANY





                           ____________________, 1997

================================================================================

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than the estimated underwriting discount, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

                                                          Amount to
                                                          Be Paid
                                                         ----------
         SEC registration fee  .......................   $  22,643
         NASD filing fee .............................       7,972
         Nasdaq National Market listing fee  .........      17,500
         Printing expenses ...........................     125,000
         Legal fees and expenses  ....................     100,000
         Accounting fees and expenses  ...............     100,000
         Blue sky fees and expenses    ...............      10,000
         Transfer Agent and Registration fees  .......       2,500
         Miscellaneous expenses  .....................      64,385
                                                         ----------
              Total  .................................   $ 450,000
                                                         ==========

Item 15. Indemnification of Directors and Officers

     As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. The Registrant's Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Exchange Act. The Company has entered into Indemnification Agreements with its directors and executive officers.

     In addition to the foregoing, the Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Several Underwriters, against certain liabilities, including liabilities under the Securities Act of 1933 as amended.

     The Registration Rights Agreement dated as of August 29, 1997, by and among between the Registrant and Miro Computer Products AG ("Miro") provides that the Company will indemnify Miro against certain liabilities, including liabilities under the Securities Act.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Item 16. Exhibits


  Exhibit No.                                        Description
---------------   ----------------------------------------------------------------------------------
   1.1 ........   Form of Underwriting Agreement
   4.1*  ......   Preferred Share Rights Agreement, dated December 12, 1996, between Registrant and
                  ChaseMellon Shareholder Services, L.L.C.
   5.1   ......   Legal Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  23.1   ......   Consent of KPMG Peat Marwick LLP, independent auditors
  23.2   ......   Consent of Arthur Andersen LLP, independent accountants
  23.3   ......   Consent of Counsel (See Exhibit 5.1)
  24.1   ......   Power of Attorney (See Page II-3).
  27.1   ......   Financial Data Schedule.

------------
* Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form 8-A (Reg. No. 000-24784) as declared effective by the Commission on February 17, 1997.


Item 17. Undertakings

     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 29th day of October, 1997.

                           PINNACLE SYSTEMS, INC.




                           By:  /s/ ARTHUR D. CHADWICK
                                --------------------------------------
                                Vice President, Finance and Administration,
                                Chief Financial Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, Mark L. Sanders and Arthur D. Chadwick his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          Signature                              Title                            Date
-----------------------------   ----------------------------------------   -------------------
/s/ MARK L. SANDERS
---------------------------     President, Chief Executive Officer and      October 29th, 1997
    Mark L. Sanders             Director (Principal Executive Officer)


/s/ ARTHUR D. CHADWICK
---------------------------     Vice President, Finance and                 October 29th, 1997
    Arthur D. Chadwick          Administration and Chief Financial
                                Officer (Principal Financial and
                                Accounting Officer)

/s/ AJAY CHOPRA
---------------------------     Chairman of the Board, Vice President,      October 29th, 1997
    Ajay Chopra                 Desktop Products


/s/ JOHN LEWIS
---------------------------     Director                                    October 29th, 1997
    John Lewis


/s/ CHARLES J. VAUGHAN
---------------------------     Director                                    October 29th, 1997
    Charles J. Vaughan


/s/ NYAL D. McMULLIN
---------------------------     Director                                    October 29th, 1997
    Nyal D. McMullin


/s/ GLENN E. PENISTEN
---------------------------     Director                                    October 29th, 1997
    Glenn E. Penisten


                                 EXHIBIT INDEX

 Exhibit
  No.      Description
--------   ----------------------------------------------------------------------------------
 1.1       Form of Underwriting Agreement
 4.1*      Preferred Share Rights Agreement, dated December 12, 1996, between Registrant and
           ChaseMellon Shareholder Services, L.L.C.
 5.1       Legal Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 23.1      Consent of KPMG Peat Marwick, LLP, independent auditors
 23.2      Consent of Arthur Anderson LLP, independent accountants
 23.3      Consent of Counsel (See Exhibit 5.1)
 24.1      Power of Attorney (See Page II-3)
 27.1      Financial Data Schedule.

------------
* Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form 8-A (Reg. No. 000-24784) as declared effective by the Commission on February 17, 1997.